ALCON, INC.

Bösch 69
P.O. Box 62
Hünenberg, Switzerland

2007 FINANCIAL REPORT

ALCON, INC.

2007 FINANCIAL REPORT

TABLE OF CONTENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Alcon, Inc.'s management is responsible for establishing and maintaining adequate internal control over financial reporting. Alcon, Inc.'s internal control system was designed to provide reasonable assurance to the Company's management regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Alcon, Inc. acquired a majority interest in WaveLight AG during November 2007. Management excluded from its assessment of the effectiveness of Alcon, Inc.'s internal control over financial reporting as of December 31, 2007 WaveLight AG's internal control over financial reporting associated with total assets of $208.1 million and sales of $15.1 million included in the consolidated financial statements of Alcon, Inc. and its subsidiaries as of and for the year ended December 31, 2007. Management did not assess the effectiveness of internal control over financial reporting at WaveLight AG due to the complexity associated with assessing internal controls during integration efforts.

Alcon, Inc.'s management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria established in *Internal Control--Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2007, Alcon, Inc.'s internal control over financial reporting is effective based on those criteria.

/s/ Cary R. Rayment   /s/ Richard J. Croarkin
Cary R. Rayment   Richard J. Croarkin
Chairman of the Board, President   Senior Vice President, Finance
  and Chief Executive Officer   and Chief Financial Officer

March 17, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alcon, Inc.:

We have audited the accompanying consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcon, Inc. and its subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in note 9 to the consolidated financial statements, effective January 1, 2007, the Company implemented FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, *an interpretation of FASB Statement No. 109*.

As discussed in notes 1 and 16 to the consolidated financial statements, effective December 31, 2006, the Company implemented the recognition and related disclosure provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*.

As discussed in notes 1 and 12 to the consolidated financial statements, effective January 1, 2006, the Company implemented Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alcon, Inc.'s internal control over financial reporting as of December 31, 2007 based on criteria established in *Internal Control--Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 17, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
KPMG LLP

Fort Worth, Texas
March 17, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alcon, Inc.:

We have audited Alcon, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control--Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alcon, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on management's assessment and an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Alcon, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control--Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Alcon, Inc. acquired a majority interest in WaveLight AG during November 2007, and management excluded from its assessment of the effectiveness of Alcon, Inc.'s internal control over financial reporting as of December 31, 2007 WaveLight AG's internal control over financial reporting associated with total assets of $208.1 million and total revenues of $15.1 million included in the consolidated financial statements of Alcon, Inc. and subsidiaries as of and for the year ended December 31, 2007. Our audit of internal control over financial reporting of Alcon, Inc. also excluded an evaluation of the internal control over financial reporting of WaveLight AG.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated March 17, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
KPMG LLP

Fort Worth, Texas
March 17, 2008

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2007	**2006**
	(in millions, except share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 2,134.3	$ 1,489.2
Short term investments	669.8	321.0
Trade receivables, net	1,089.2	912.8
Inventories	548.5	473.8
Deferred income tax assets	89.3	122.5
Other current assets	293.7	142.8
Total current assets	4,824.8	3,462.1
Long term investments	41.8	91.1
Property, plant and equipment, net	1,030.0	920.7
Intangible assets, net	89.6	95.2
Goodwill	626.0	553.2
Long term deferred income tax assets	322.1	235.7
Other assets	81.3	69.3
Total assets	$ 7,015.6	$ 5,427.3
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 208.7	$ 168.9
Short term borrowings	1,751.1	926.5
Current maturities of long term debt	1.3	5.8
Other current liabilities	901.1	899.9
Total current liabilities	2,862.2	2,001.1
Long term debt, net of current maturities	52.2	49.0
Long term deferred income tax liabilities	23.9	10.1
Other long term liabilities	702.6	453.5
Contingencies (note 18)		
Shareholders' equity:		
Common shares, par value CHF 0.20 per share; 328,955,000 shares authorized, 311,735,728 shares issued and 297,662,706 shares outstanding at December 31, 2007; 336,875,000 shares authorized, 317,343,982 shares issued and 301,182,404 shares outstanding at December 31, 2006	43.1	43.9
Additional paid-in capital	1,299.8	1,064.5
Accumulated other comprehensive income	203.0	127.3
Retained earnings	3,392.2	3,201.9
Treasury shares, at cost; 14,073,022 shares at December 31, 2007; and 16,161,578 shares at December 31, 2006	(1,563.4)	(1,524.0)
Total shareholders' equity	3,374.7	2,913.6
Total liabilities and shareholders' equity	$ 7,015.6	$ 5,427.3

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

	Years ended December 31,		
	2007	**2006**	**2005**
	(in millions, except share data)		
Sales	$ 5,599.6	$ 4,896.6	$ 4,368.5
Cost of goods sold	1,398.2	1,215.1	1,078.4
Gross profit	4,201.4	3,681.5	3,290.1
Selling, general and administrative	1,694.0	1,398.5	1,594.7
Research and development	564.3	512.1	421.8
In process research and development	9.3	--	--
Amortization of intangibles	50.7	198.8	85.7
Operating income	1,883.1	1,572.1	1,187.9
Other income (expense):			
Gain (loss) from foreign currency, net	11.2	(7.9)	0.7
Interest income	69.3	74.1	48.7
Interest expense	(50.0)	(42.6)	(38.8)
Other, net	15.4	21.2	4.4
Earnings before income taxes	1,929.0	1,616.9	1,202.9
Income taxes	342.6	268.8	271.9
Net earnings	$ 1,586.4	$ 1,348.1	$ 931.0
Basic earnings per common share	$ 5.32	$ 4.43	$ 3.04
Diluted earnings per common share	$ 5.25	$ 4.37	$ 2.98
Basic weighted average common shares	298,353,894	304,279,489	306,036,089
Diluted weighted average common shares	302,162,019	308,671,707	311,903,177

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
Years Ended December 31, 2007, 2006 and 2005

	Common Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deferred Compensation	Retained Earnings	Treasury Shares	Total
	Number of Shares Outstanding	Amount						
	(in millions, except share data)							
Balance, December 31, 2004	305,654,454	$ 42.7	$ 547.3	$ 225.4	$ (2.6)	$ 1,653.6	$ (278.5)	$ 2,187.9
Comprehensive income:								
Net earnings	--	--	--	--	--	931.0	--	931.0
Change in net unrealized losses on investments	--	--	--	1.9	--	--	--	1.9
Minimum pension liability adjustment, net of taxes	--	--	--	4.0	--	--	--	4.0
Foreign currency translation adjustments	--	--	--	(140.4)	--	--	--	(140.4)
Total comprehensive income								796.5
Share award transactions	4,552,198	0.7	148.6	--	--	--	3.6	152.9
Tax benefits on share award transactions	--	--	110.1	--	--	--	--	110.1
Treasury shares acquired	(3,721,354)	--	--	--	--	--	(391.9)	(391.9)
Compensation expense	--	--	--	--	2.6	--	--	2.6
Dividends on common shares...........	--	--	0.3	--	--	(302.3)	--	(302.0)
Balance, December 31, 2005	306,485,298	43.4	806.3	90.9	--	2,282.3	(666.8)	2,556.1
Comprehensive income:								
Net earnings	--	--	--	--	--	1,348.1	--	1,348.1
Change in net unrealized gains (losses) on investments	--	--	--	7.9	--	--	--	7.9
Foreign currency translation adjustments	--	--	--	90.4	--	--	--	90.4
Total comprehensive income								1,446.4
Adjustment to initially apply FASB Statement No. 158, net of taxes...	--	--	--	(61.9)	--	--	--	(61.9)
Share-based payments	--	--	83.0	--	--	--	--	83.0
Share award transactions	3,175,731	0.5	79.1	--	--	(0.9)	31.2	109.9
Tax benefits on share award transactions	--	--	96.1	--	--	--	--	96.1
Treasury shares acquired	(8,478,625)	--	--	--	--	--	(899.2)	(899.2)
Share cancellation............................	--	--	(0.2)	--	--	(10.6)	10.8	--
Dividends on common shares...........	--	--	0.2	--	--	(417.0)	--	(416.8)
Balance, December 31, 2006	301,182,404	43.9	1,064.5	127.3	--	3,201.9	(1,524.0)	2,913.6
Comprehensive income:								
Net earnings	--	--	--	--	--	1,586.4	--	1,586.4
Change in net unrealized gains (losses) on investments	--	--	--	(10.4)	--	--	--	(10.4)
Foreign currency translation adjustments	--	--	--	101.0	--	--	--	101.0
Unrecognized postretirement benefits losses and prior service costs, net of taxes.........................	--	--	--	(14.9)	--	--	--	(14.9)
Total comprehensive income								1,662.1
Adjustment to initially apply FASB Interpretation No. 48	--	--	--	--	--	30.0	--	30.0
Share-based payments	--	--	84.4	--	--	--	--	84.4
Share award transactions	4,144,557	0.3	60.2	--	--	(0.3)	129.8	190.0
Tax benefits on share award transactions	--	--	110.8	--	--	--	--	110.8
Treasury shares acquired	(7,664,255)	--	--	--	--	--	(1,003.4)	(1,003.4)
Share cancellation............................	--	(1.1)	(20.4)	--	--	(812.7)	834.2	--
Dividends on common shares...........	--	--	0.3	--	--	(613.1)	--	(612.8)
Balance, December 31, 2007............	297,662,706	$ 43.1	$ 1,299.8	$ 203.0	$ --	$ 3,392.2	$ (1,563.4)	$ 3,374.7

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2007	**2006**	**2005**
	(in millions)		
Cash provided by (used in) operating activities:			
Net earnings..	$ 1,586.4	$ 1,348.1	$ 931.0
Adjustments to reconcile net earnings to cash provided from operating activities:			
Depreciation...	159.7	158.5	124.9
Amortization of intangibles...	50.7	198.8	85.7
In process research and development.............................	9.3	--	--
Amortization of deferred compensation.........................	--	--	2.6
Share-based payments...	84.7	81.2	--
Tax benefit from share-based compensation...................	15.6	--	110.1
Deferred income taxes	(26.3)	(105.9)	(22.5)
Loss (gain) on sale of assets...	(11.7)	2.6	2.7
Provisions for losses (note 18)......................................	--	(120.3)	248.7
Changes in operating assets and liabilities, net of effects from business acquisition:			
Trading securities	(405.1)	74.0	(213.3)
Trade receivables..	(95.1)	(148.7)	(81.2)
Inventories..	3.4	(11.5)	(18.6)
Other assets...	(129.4)	(5.7)	(37.4)
Accounts payable and other current liabilities.............	110.4	(93.9)	80.9
Other long term liabilities...	116.9	28.7	21.4
Net cash from operating activities	1,469.5	1,405.9	1,235.0
Cash provided by (used in) investing activities:			
Proceeds from sale of assets	3.1	1.5	3.7
Purchases of property, plant and equipment.......................	(227.2)	(222.3)	(162.2)
Acquisition of business, net of cash acquired......................	(111.5)	--	--
Purchases of intangible assets..	(0.1)	--	(43.2)
Purchases of available-for-sale investments........................	(36.6)	(371.0)	(371.2)
Proceeds from sales of available-for-sale investments	145.2	425.7	190.6
Net cash from investing activities...............................	(227.1)	(166.1)	(382.3)
Cash provided by (used in) financing activities:			
Net proceeds from (repayment of) short term debt..............	729.4	(108.3)	123.9
Proceeds from issuance of long term debt	1.3	--	--
Repayment of long term debt	(6.1)	(6.3)	(16.1)
Dividends on common shares..	(612.8)	(416.8)	(302.0)
Acquisition of treasury shares	(1,003.4)	(899.2)	(391.9)
Proceeds from exercise of stock options............................	189.8	109.8	153.1
Tax benefits from share-based payment arrangements..	95.2	96.1	--
Net cash from financing activities	(606.6)	(1,224.7)	(433.0)
Effect of exchange rates on cash and cash equivalents	9.3	16.9	(55.9)
Net increase in cash and cash equivalents................................	645.1	32.0	363.8
Cash and cash equivalents, beginning of year.........................	1,489.2	1,457.2	1,093.4
Cash and cash equivalents, end of year..................................	$ 2,134.3	$ 1,489.2	$ 1,457.2

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

(1) Summary of Significant Accounting Policies and Practices

(a) Description of Business

Alcon, Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Nestlé S.A. ("Nestlé"). The principal business of Alcon and all of its subsidiaries (collectively, the "Company") is the development, manufacture and marketing of pharmaceuticals, surgical equipment and devices, contact lens care and other vision care products that treat eye diseases and disorders and promote the general health and function of the human eye. Due to the nature of the Company's worldwide operations, it is not subject to significant concentration risks.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company. All significant balances and transactions among the consolidated entities have been eliminated in consolidation. All consolidated entities are included on the basis of a calendar year.

(c) Management Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Actual results could differ from those estimates.

(d) Foreign Currency

The reporting currency of the Company is the United States dollar. The financial position and results of operations of the Company's foreign subsidiaries are generally determined using the local currency as the functional currency. Assets and liabilities of these subsidiaries have been translated at the rate of exchange at the end of each period. Revenues and expenses have been translated at the weighted average rate of exchange in effect during the period. Gains and losses resulting from translation adjustments are included in accumulated other comprehensive income (loss) in shareholders' equity. The impact of subsidiaries located in countries whose economies are considered highly inflationary is insignificant. Gains and losses resulting from foreign currency transactions are included in nonoperating earnings. Under Swiss corporate law, Alcon is required to declare any dividends on its common shares in Swiss francs.

(e) Cash and Cash Equivalents

Cash equivalents include demand deposits and all highly liquid investments with original maturities of three months or less.

(f) Inventories

Inventories are stated at the lower of cost or market. Cost is determined primarily using the first-in, first-out method.

(g) Investments

The Company holds investments of various types, maturities and classifications.

Trading Securities. Trading securities are stated at fair value, with gains or losses resulting from changes in fair value recognized currently in earnings. Gains or losses from changes in fair value of these securities are included in the consolidated statements of earnings in other, net.

Available-for-Sale Investments. Investments designated as available-for-sale include marketable debt and equity securities. Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in shareholders' equity. The cost of securities sold is based on the specific identification method. Realized gains and losses on the sale of these securities are recorded in the consolidated statements of earnings in other, net. Should the decline in value of any investment be deemed to be other-than-temporary, the investment basis would be written down to fair value and the write-down would be recorded to earnings as a loss.

Held-to-Maturity Investments. The Company holds no investments classified as held-to-maturity.

Short Term/Long Term Classification. The Company considers all liquid interest-earning investments with a maturity of three months or less to be cash equivalents. Debt securities with maturities greater than three months and less than one year are classified as short term investments. Generally, debt securities with remaining maturities greater than one year are classified as long term investments. However, investments with maturities greater than one year may be classified as short term based on their highly liquid nature and because they represent the investment of cash that is available for current operations.

(h) Financial Instruments

The Company uses various derivative financial instruments on a limited basis as part of a strategy to manage the Company's exposure to certain market risks associated with interest rate and foreign currency exchange rate fluctuations expected to occur within the next twelve months. The Company evaluates the use of interest rate swaps and periodically uses such arrangements to manage its interest risk on selected debt instruments.

The Company regularly uses foreign currency forward exchange contracts to reduce the effect of exchange rate changes on certain foreign currency denominated intercompany and third-party transactions. The forward exchange contracts establish the exchange rates at which the Company purchases or sells the contracted amount of foreign currencies for specified local currencies at a future date. The Company uses forward contracts, which are short term in nature, and receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date.

All of the Company's derivative financial instruments are recorded at fair value. For derivative instruments designated and qualifying as fair value hedges, the gain or loss on these hedges is recorded immediately in earnings to offset the changes in the fair value of the assets or liabilities being hedged. For derivative instruments designated and qualifying as cash flow hedges, the effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive income (loss) in shareholders' equity, and is reclassified into earnings when the hedged transaction affects earnings.

(i) Property, Plant and Equipment

Property, plant and equipment are stated at historical cost. Additions, major renewals and improvements are capitalized while repairs and maintenance costs are expensed. Upon disposition, the book value of assets and related accumulated depreciation is relieved and the resulting gains or losses are reflected in earnings.

Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets, which are as follows:

Land improvements	25 years
Buildings and improvements	12-50 years
Machinery, other equipment and software	3-12 years

(j) Goodwill and Intangible Assets, Net

Goodwill is not amortized, but instead is tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their residual values and reviewed for recoverability upon the occurrence of an event that might indicate conditions for impairment could exist.

Intangible assets, net, consist of acquired customer base, trademarks, patents and licensed technology. The cost of these intangible assets is amortized on a straight-line basis over the estimated useful lives of the respective assets, which are 4 to 20 years.

(in millions, except share data)

(k) Impairment

Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(l) Pension and Other Postretirement Plans

The Company sponsors several defined contribution plans, defined benefit retirement plans and a postretirement healthcare plan.

The Company provides for the benefits payable to employees on retirement by charging current service costs to income systematically over the expected service lives of employees who participate in defined benefit plans. An actuarially computed amount is determined at the beginning of each year by using valuation methods that attribute the cost of the retirement benefits to periods of employee service. Such valuation methods incorporate assumptions concerning employees' projected compensation and healthcare cost trends. Prior service costs for plan amendments are generally charged to income systematically over the remaining expected service lives of participating employees.

Effective December 31, 2006, the Company adopted the recognition and related disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)." Under SFAS No. 158, the overfunded or underfunded status of defined benefit postretirement plans (other than multiemployer plans) must be shown as an asset or liability in the balance sheet and changes in the funded status are recognized in the year in which the changes occur through other comprehensive income. The Company has elected to delay adoption of the provision to measure the funded status of a plan as of the date of its year-end balance sheet. The requirement to measure plan assets and benefit obligations as of the fiscal year-end date is required for fiscal years ending after December 15, 2008. Under SFAS No. 158, retrospective application is not permitted. Therefore, the amounts of accumulated other comprehensive income (loss) at December 31, 2007 and 2006 are not directly comparable to the amount at December 31, 2005.

The cost recognized for defined contribution plans is based upon the contribution required for the period.

(m) Revenue Recognition

The Company recognizes revenue on product sales when the customer takes title and assumes risk of loss except for surgical equipment sales. If the customer takes title and assumes risk of loss upon shipment, revenue is recognized on the shipment date. If the customer takes title and assumes risk of loss upon delivery, revenue is recognized on the delivery date. Revenue is recognized as the net amount to be received after deducting estimated amounts for rebates and product returns.

The Company recognizes revenue on surgical equipment sales when the customer takes title and assumes risk of loss and when installation and any required training have been completed. Per procedure technology fees related to refractive laser systems are recognized in the period when the procedure is performed.

The Company recognizes revenue in accordance with the United States Securities and Exchange Commission Staff Accounting Bulletin No. 104.

When the Company recognizes revenue from the sale of products, certain items, such as cash discounts, allowances and rebates, which are known and estimable at the time of sale, are recorded as a reduction of sales in accordance with Emerging Issues Task Force Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." To the extent the customer will, or is expected to, reduce its payment on the related invoice amounts, these items are reflected as a reduction of accounts receivable and sales.

(in millions, except share data)

In accordance with certain government rebate requirements (such as those under U.S. Medicaid and Medicare) and with certain contractual agreements, the Company is required to pay rebates to customers, their customers or government agencies under provisions that limit the amounts that may be paid for pharmaceuticals and surgical devices. The amount of accrued product rebates is included in other current liabilities.

The Company records a reduction of sales for estimated discounts, allowances and rebates in the period in which the related sales occur, based upon historical experience of amounts paid and amounts as a percentage of sales. The Company also considers the effects of changes in product pricing, in sales trends, in contract terms and in laws and regulations.

Value added taxes and other sales taxes are excluded from sales.

(n) Research and Development

Internal research and development are expensed as incurred. Third-party research and development costs are expensed as the contracted work is performed or as milestone results have been achieved.

(o) Selling, General and Administrative

Advertising costs are expensed as incurred. Advertising costs amounted to $151.1, $130.4 and $128.8 in 2007, 2006 and 2005, respectively.

Shipping and handling costs amounted to $66.3, $56.6 and $49.1 in 2007, 2006 and 2005, respectively.

Legal costs are expensed during the period incurred.

(p) Income Taxes

The Company recognizes deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets, liabilities and expected benefits of utilizing net operating loss and credit carryforwards. The impact on deferred income taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment. Withholding taxes have been provided on unremitted earnings of subsidiaries which are not reinvested indefinitely in such operations. Dividends paid by subsidiaries to Alcon, Inc. do not result in Swiss income taxes.

(q) Basic and Diluted Earnings Per Common Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period. The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the purchase of common shares and share-settled stock appreciation rights were exercised and if share-settled restricted share units and contingent restricted common shares granted to employees were vested.

The following table reconciles the weighted average shares of the basic and diluted share computations:

	2007	2006	2005
Basic weighted average common shares outstanding	298,353,894	304,279,489	306,036,089
Effect of dilutive securities:			
Employee stock options	3,606,985	4,359,828	5,580,253
Share-settled stock appreciation rights	98,358	859	--
Share-settled restricted share units	14,555	2,853	--
Contingent restricted common shares	88,227	28,678	286,835
Diluted weighted average common shares outstanding	302,162,019	308,671,707	311,903,177

(in millions, except share data)

Certain executives of the Company had deferred the receipt of 161,097 and 174,413 Alcon common shares at December 31, 2007 and 2006, respectively, into the Alcon Executive Deferred Compensation Plan ("DCP") discussed in note 13. Alcon common shares held in the DCP were reflected as outstanding in the consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

The computations of diluted weighted average common shares outstanding for the years ended December 31, 2007 and 2006 did not include the following instruments, as their exercise prices and unrecognized costs were greater than the average market price of the common shares:

	2007	2006
Stock options	-	179,984
Share-settled stock appreciation rights	13,402	1,315,645

The effect of their inclusion would have been anti-dilutive.

The effect of anti-dilutive stock options was not significant in 2005, and no share-settled stock appreciation rights were granted prior to 2006.

(r) Comprehensive Income

Comprehensive income consists of net earnings, foreign currency translation adjustments, unrealized gains (losses) on investments, the changes in the funded status of defined benefit postretirement plans (beginning in 2007) and, in 2005, minimum pension liability adjustments and is presented in the consolidated statements of shareholders' equity and comprehensive income.

(s) Share-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment." This statement replaced SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, based on estimated "fair values."

The Company adopted SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in the year ended December 31, 2006 included:

(a) compensation cost for all share-based payments granted prior to, but not vested as of January 1, 2006, based on the grant-date "fair value" estimated in accordance with the original provisions of SFAS No. 123, and

(b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date "fair value" estimated in accordance with the provisions of SFAS No. 123(R).

Net earnings for the years ended December 31, 2007 and 2006 reflected the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, the consolidated financial statements for the year ended December 31, 2005 have not been restated to reflect the impact of SFAS No. 123(R). Therefore, the results for the years ended December 31, 2007 and 2006 are not directly comparable to those in the year ended December 31, 2005.

SFAS No. 123(R) requires companies to estimate the "fair value" of share-based payment awards as of the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period. Share-based compensation expense recognized in net earnings for the years ended December 31, 2007 and 2006 were based on awards ultimately expected to vest, and therefore the amounts were reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ materially from those estimates. SFAS No. 123(R) also requires that excess tax benefits related to share-based compensation be reflected as financing cash flows rather than operating cash flows.

(in millions, except share data)

Prior to the adoption of SFAS No. 123(R), the Company applied the intrinsic value based method provisions of APB Opinion No. 25 and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. Under the intrinsic value method, no share-based employee compensation expense for stock options had been recognized in net earnings, as all options granted under the plan had an exercise price equal to the fair market value of the underlying common share at the date of grant. In the pro forma disclosures required under SFAS No. 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

The Company records deferred tax assets for share-based awards that result in deductions on the Company's income tax returns, based on the amount of compensation cost recognized and the Company's statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company's income tax return are recorded in additional paid-in capital (if the tax deduction exceeds the deferred tax asset) or in the consolidated statement of earnings (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

(t) Treasury Shares

Treasury shares are accounted for by the cost method. The board of directors has approved the purchase of Alcon common shares for various purposes as described in notes 12 and 17.

(u) Warranty Reserves

The Company generally warrants its surgical equipment against defects for a period of one year from the installation date. Warranty costs are estimated and expensed at the date of sale and the resulting accrued liability is amortized over the warranty period. Such costs are estimated based on actual cost experience.

(v) Reclassifications

In the consolidated statements of cash flows and in notes 3 and 10, certain reclassifications were made to prior year amounts to conform with current year presentation. These reclassifications had no effect on reported earnings, working capital or shareholders' equity.

(2) Cash Flows—Supplemental Disclosures

	2007	2006	2005
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the year for the following:			
Interest expense, net of amount capitalized	$ 48.2	$ 42.6	$ 37.8
Income taxes	$ 161.8	$ 274.0	$ 157.4

Supplemental Disclosure of Noncash Financing Activities:

a) In 2002, certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares. Deferred compensation (included in shareholders' equity) related to the restricted common shares was reduced by $2.6, which amount was charged against earnings in the year ended December 31, 2005, and was reflected as an adjustment in net cash from operating activities.

b) During the years ended December 31, 2007, 2006 and 2005, certain individuals terminated employment prior to the vesting of their restricted Alcon common shares and forfeited 18,969 shares, 3,737 shares and 3,817 shares, respectively. (See note 12 for discussion of restricted common shares.) The forfeited shares were recorded as treasury shares during the respective periods.

c) During the years ended December 2007, 2006 and 2005, $0.3, $0.2 and $0.3, respectively, of dividends, applicable to Alcon common shares that previously were deferred into the Alcon Executive Deferred Compensation Plan, were not paid in cash but were credited to additional paid-in capital until such dividends are delivered in common shares. In 2006 and 2005, 737 and 911 treasury shares, representing previously declared

(in millions, except share data)

dividends applicable to common shares withdrawn from this plan, were delivered to plan participants. No such shares were delivered in 2007.

d) In 2005, the Company acquired the patent rights of certain products in return for certain fixed payments. The present value of the noninterest bearing payments ($7.4) was recorded in intangible assets and in license obligations (included in long term debt) and, as a noncash transaction, was not reflected in the consolidated statement of cash flows.

(3) Supplemental Balance Sheet Information

	December 31, 2007	December 31, 2006
Cash and Cash Equivalents		
Cash	$ 96.9	$ 106.7
Cash equivalents on deposit with Nestlé	4.3	4.6
Cash equivalents -- other	2,033.1	1,377.9
Total	$ 2,134.3	$ 1,489.2

Cash equivalents consisted of interest-bearing deposits and repurchase agreements with an initial term of less than three months.

	December 31, 2007	December 31, 2006
Trade Receivables, Net		
Trade receivables	$ 1,123.4	$ 943.1
Allowance for doubtful accounts	(34.2)	(30.3)
Net	$ 1,089.2	$ 912.8

	2007	2006	2005
Allowance for Doubtful Accounts			
Balance at beginning of year	$ 30.3	$ 28.0	$ 31.9
Bad debt expense	4.4	3.2	0.3
Charge-off (recoveries), net	(0.5)	(0.9)	(4.2)
Balance at end of year	$ 34.2	$ 30.3	$ 28.0

	December 31, 2007	December 31, 2006
Inventories		
Finished products	$ 337.6	$ 287.0
Work in process	47.8	43.1
Raw materials	163.1	143.7
Total	$ 548.5	$ 473.8

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

	December 31,			
	2007		**2006**	
Other Current Assets				
Prepaid expenses	$	48.4	$	36.0
Prepaid income taxes		122.5		13.1
Receivables from affiliates		0.2		0.2
Other		122.6		93.5
Total	$	293.7	$	142.8

	December 31,			
	2007		**2006**	
Property, Plant and Equipment, Net				
Land and improvements	$	29.5	$	27.2
Buildings and improvements		701.7		655.5
Machinery, other equipment and software		1,249.2		1,101.1
Construction in progress		145.3		107.6
Total		2,125.7		1,891.4
Accumulated depreciation		(1,095.7)		(970.7)
Net	$	1,030.0	$	920.7

Construction in progress at December 31, 2007 consisted primarily of various plant expansion and upgrade projects. Commitments related to these projects at December 31, 2007 totaled $61.3.

	December 31,			
	2007		**2006**	
Other Current Liabilities				
Deferred income tax liabilities	$	16.6	$	14.7
Payables to affiliates		1.9		2.7
Accrued warranties		6.6		7.3
Accrued compensation		287.5		255.0
Accrued taxes		208.1		260.6
Accrued product rebates		140.8		119.2
Other		239.6		240.4
Total	$	901.1	$	899.9

	2007		**2006**		**2005**	
Warranty Reserve						
Balance at beginning of year	$	7.3	$	7.9	$	7.6
Warranty expense		9.1		8.5		10.7
Warranty payments, net		(9.8)		(9.1)		(10.4)
Balance at end of year	$	6.6	$	7.3	$	7.9

(in millions, except share data)

	December 31, 2007	December 31, 2006
Other Long Term Liabilities		
Pension plans	$ 345.3	$ 308.3
Postretirement healthcare plan	108.9	107.3
Deferred compensation	31.1	28.2
Long term income tax liabilities (note 9)	200.7	--
Minority interest (note 19)	3.1	--
Other	13.5	9.7
Total	$ 702.6	$ 453.5

	December 31, 2007	December 31, 2006
Accumulated Other Comprehensive Income (Loss)		
Foreign currency translation adjustment	$ 283.0	$ 182.0
Unrealized gains (losses) on investments, net of income taxes	(3.2)	7.2
Unrecognized postretirement benefits losses and prior service costs, net of tax benefits	(76.8)	(61.9)
Total	$ 203.0	$ 127.3

At December 31, 2007, the portion of retained earnings that was available under Swiss law for the payment of dividends was $2,860.2.

For the years ended December 31, 2007, 2006 and 2005, the Company declared and paid dividends on common shares in Swiss francs ("CHF") as follows:

	2007	2006	2005
Dividends per common share in Swiss francs	CHF 2.50	CHF 1.68	CHF 1.18
Dividends per common share measured in U.S. dollars	$ 2.04	$ 1.38	$ 0.99
Total dividends on common shares measured in U.S. dollars	$ 613.1	$ 417.0	$ 302.3

(4) Investments

At December 31, 2007 and 2006, investments were as follows:

	2007	2006
Short term investments:		
Trading securities	$ 544.4	$ 139.3
Available-for-sale investments	125.4	181.7
Total short term investments	$ 669.8	$ 321.0
Long term investments—available-for-sale investments	$ 41.8	$ 91.1

(in millions, except share data)

At December 31, 2007 and 2006, trading securities were as follows:

	2007		2006	
	Net Unrealized Gains	Estimated Fair Value	Net Unrealized Gains	Estimated Fair Value
Total trading securities	$ 0.3	$ 544.4	$ 16.0	$ 139.3

At December 31, 2005, $49.9, including unrealized gains of $1.9, of the trading securities consisted of a hedge fund operated by an investment management company owned by Nestlé. These trading securities were liquidated during 2006.

At December 31, 2007, available-for-sale investments were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Short term investments:				
Mortgage-backed securities	$ 53.0	$ --	$ (0.1)	$ 52.9
Senior secured bank loans	76.0	--	(3.5)	72.5
Total short term investments	129.0	--	(3.6)	125.4
Long term investments:				
U.S. government and agency securities	2.3	0.2	--	2.5
Mortgage-backed securities	0.5	--	--	0.5
Equity securities	36.3	4.1	(4.0)	36.4
Other investments	2.3	0.1	--	2.4
Total long term investments	41.4	4.4	(4.0)	41.8
Total available-for-sale investments	$ 170.4	$ 4.4	$ (7.6)	$ 167.2

(in millions, except share data)

At December 31, 2006, available-for-sale investments were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Short term investments:				
Mortgage-backed securities	$ 50.8	$ --	$ (2.7)	$ 48.1
Senior secured bank loans	133.9	--	(0.3)	133.6
Total short term investments	184.7	--	(3.0)	181.7
Long term investments:				
U.S. government and agency securities	3.1	--	(0.1)	3.0
Mortgage-backed securities	0.9	--	--	0.9
Corporate debt securities	17.3	0.2	(0.3)	17.2
Equity securities	57.5	12.2	(2.2)	67.5
Other investments	2.1	0.4	--	2.5
Total long term investments	80.9	12.8	(2.6)	91.1
Total available-for-sale investments	$ 265.6	$ 12.8	$ (5.6)	$ 272.8

The contractual maturities of available-for-sale investments at December 31, 2007 were as follows:

	Amortized Cost	Estimated Fair Value
Securities not due at a single maturity date*	$ 131.8	$ 128.4
Other debt securities, maturing:		
Within one year	--	--
After 1 year through 10 years	--	--
After 10 years through 15 years	--	--
Beyond 15 years	--	--
Total debt securities recorded at market	131.8	128.4
Equity and other investments	38.6	38.8
Total available-for-sale investments	$ 170.4	$ 167.2

*Mortgage-backed securities and senior secured bank loans.

Proceeds from sales of available-for-sale investments were $145.2, and the gross realized gains and gross realized losses on those sales were $15.2 and $1.6, respectively, for the year ended December 31, 2007. For the year ended December 31, 2006, proceeds from sales of available-for-sale investments were $425.7, and the gross realized gains and gross realized losses on those sales were $5.7 and $3.6, respectively. For the year ended December 31, 2005, proceeds from sales of available-for-sale investments were $190.6, and gross realized gains and gross realized losses on those sales were $4.3 and $1.1, respectively.

The net unrealized holding gains (losses) for available-for-sale investments included in accumulated other comprehensive income (loss) in shareholders' equity at December 31, 2007, 2006 and 2005 were $(3.2), $7.2 and $(0.7), respectively. Net unrealized holding gains (losses) on trading securities included in earnings for the years ended December 31, 2007, 2006 and 2005 were $(15.7), $13.4 and $2.6, respectively.

(in millions, except share data)

The changes in net unrealized gains (losses) on investments, net of taxes, included in accumulated other comprehensive income (loss) were:

	2007	2006	2005
Changes in unrealized holding gains (losses) arising during the period	$ 3.2	$ 7.1	$ 1.4
Reclassification adjustment for losses (gains) included in net income	(13.6)	0.8	0.5
Changes in net unrealized gains (losses) on investments, net of taxes	$ (10.4)	$ 7.9	$ 1.9

As of December 31, 2007, gross unrealized losses and fair value of investments with unrealized losses that were not deemed to be other-than-temporarily impaired, summarized by investment category and length of time the individual securities had been in a continuous unrealized loss position, were:

	Less than 12 months		12 months or greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Short term investments:						
Mortgage-backed securities	$ 52.9	(0.1)	$ --	$ --	$ 52.9	$ (0.1)
Senior secured bank loans	72.5	(3.5)	--	--	72.5	(3.5)
Total short term investments	125.4	(3.6)	--	--	125.4	(3.6)
Long term investments:						
Equity securities	12.2	(3.3)	1.6	(0.7)	13.8	(4.0)
Total available-for-sale investments	$ 137.6	$ (6.9)	$ 1.6	$ (0.7)	$ 139.2	$ (7.6)

(5) Impairment of Long-Lived Assets Held and Used

Year ended December 31, 2007

During the year ended December 31, 2007, the Company recognized losses totaling $32.7 related to the impairment of certain plant, equipment and intangible assets used in its refractive product line and to the valuation of refractive product inventories. The losses were recorded in cost of goods sold ($24.0) and amortization of intangibles ($8.7) in the consolidated statements of earnings for the year ended December 31, 2007.

During March 2007, in connection with the Company's ongoing review of its refractive product line, the Company determined that the carrying amounts of long-lived assets used in the refractive product line probably would not be recovered through the respective projected cash flows, although the Company continued to use those assets. Consequently, the impairment review was conducted using the then-latest projections on a gross basis to determine whether the carrying amounts of the refractive assets were recoverable. After the carrying amounts were determined not recoverable, a traditional discounted cash flow calculation was used to estimate the fair values of the refractive assets for the purpose of measuring the impairment losses, as the Company believes this approach provided the most reasonable estimate of the fair values of those assets.

(in millions, except share data)

Year ended December 31, 2006

During the year ended December 31, 2006, the Company identified impairment losses totaling $144.8 related to certain plant, equipment and intangible assets. The respective losses were recognized in cost of goods sold ($19.1) and amortization of intangibles ($125.7) in the consolidated statement of earnings for the year ended December 31, 2006.

The Company's corporate planning process indicated that the carrying amounts of long-lived assets used in the refractive product line probably would not be recovered through the respective projected cash flows, although the Company continued to use those assets. Consequently, the impairment review was conducted using the then-latest projections in the corporate planning process on a gross basis to determine whether the carrying amounts of the refractive assets were recoverable. After the carrying amounts were determined not recoverable, a traditional discounted cash flow calculation was used to estimate the fair values of the refractive assets for the purpose of measuring the impairment losses, as the Company believes this approach provided the most reasonable estimate of the fair values of those assets.

(6) Intangible Assets and Goodwill

	December 31, 2007		December 31, 2006	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:				
Licensed technology	$ 302.6	$ (266.7)	$ 310.6	$ (227.8)
Other	152.8	(99.1)	101.1	(88.7)
Total	$ 455.4	$ (365.8)	$ 411.7	$ (316.5)

The changes in the gross carrying amounts and accumulated amortization of licensed technology and other intangible assets subject to amortization for the year ended December 31, 2007 reflected impairment losses of $8.7 discussed in note 5 above and the business acquisition discussed in note 19.

	Years ended December 31,		
	2007	2006	2005
Aggregate amortization expense related to intangible assets	$ 50.7	$ 198.8	$ 85.7

Amortization expense in 2007 and 2006 included the impairment losses of $8.7 and $125.7, respectively, discussed in note 5.

Estimated Amortization Expense:

For year ended December 31, 2008	$ 26.5
For year ended December 31, 2009	$ 19.2
For year ended December 31, 2010	$ 17.7
For year ended December 31, 2011	$ 11.0
For year ended December 31, 2012	$ 3.8

The Company recorded no intangible assets with indefinite lives other than goodwill.

(in millions, except share data)

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006 were as follows:

	United States Segment	International Segment	Total
Goodwill:			
Balance, December 31, 2005	$ 339.3	$ 210.7	$ 550.0
Impact of changes in foreign exchange rates	--	3.2	3.2
Balance, December 31, 2006	339.3	213.9	553.2
Acquisition of business	48.3	20.7	69.0
Impact of changes in foreign exchange rates	--	3.8	3.8
Balance, December 31, 2007	$ 387.6	$ 238.4	$ 626.0

(7) Short Term Borrowings

	December 31, 2007	December 31, 2006
Lines of credit	$ 318.7	$ 279.2
Commercial paper	1,261.3	508.3
From affiliates	132.6	101.3
Bank overdrafts	38.5	37.7
Total short term borrowings	$ 1,751.1	$ 926.5

At December 31, 2007, the Company had several unsecured line of credit agreements with third parties totaling $587.9 that were denominated in various currencies. The commitment fees related to unused borrowings under these facilities were less than $0.5 during 2007, 2006 and 2005. The weighted average interest rates at December 31, 2007 and 2006 were 4.7% and 3.9%, respectively. The amounts outstanding under these agreements at December 31, 2007 were due at various dates during 2008.

At December 31, 2007, the Company had a $2,000.0 commercial paper facility. At December 31, 2007, the outstanding balance carried an average interest rate of 4.4% before fees. Nestlé guarantees the commercial paper facility and assists in its management, for which the Company pays Nestlé an annual fee based on the average outstanding commercial paper balances. The Company's management believes that any fees paid by the Company to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction. Total guarantee fees paid to Nestlé for the years ended December 31, 2007, 2006 and 2005 were $0.4, $0.4 and $0.5, respectively.

The Company had various unsecured promissory notes and line of credit agreements denominated in various currencies with several subsidiaries of Nestlé. These short term borrowings at December 31, 2007 were either due on demand or at various dates during 2008. The weighted average interest rates at December 31, 2007 and 2006 were 3.7% and 2.6%, respectively. The unused portion under the line of credit agreements was $128.5 at December 31, 2007.

The Company had several unsecured bank overdraft lines of credit denominated in various currencies totaling $193.7 at December 31, 2007. The weighted average interest rates on bank overdrafts at December 31, 2007 and 2006 were 7.3% and 6.2%, respectively.

(in millions, except share data)

(8) Long Term Debt

	December 31, 2007	December 31, 2006
License obligations	$ 5.4	$ 10.7
Bank loan	45.7	42.9
Other	2.4	1.2
Total long term debt	53.5	54.8
Less current maturities of long term debt	1.3	5.8
Long term debt, net of current maturities	$ 52.2	$ 49.0

License obligations represented the present value of noninterest bearing future fixed payments through 2013 that were capitalized as intangibles. These obligations were discounted at the Company's borrowing rate (4.8%) at the time each license was obtained.

The Company's Japanese subsidiary has an outstanding bank loan with a fixed interest rate of 1.6%, due in 2011. This fixed rate of 1.6% was swapped for floating rate yen LIBOR, which was 0.9% at December 31, 2007. The bank loan was guaranteed by Nestlé for a fee of approximately $0.1 annually in 2007, 2006 and 2005.

Long term maturities for each of the next five years are $1.3 in 2008, $1.9 in 2009, $1.1 in 2010, $46.9 in 2011 and $1.2 in 2012.

Interest costs of $2.7, $0.9 and $0.4 in 2007, 2006 and 2005, respectively, were capitalized as part of property, plant and equipment.

(9) Income Taxes

The components of earnings before income taxes were:

	2007	2006	2005
Switzerland	$ 1,048.4	$ 1,188.7	$ 590.6
Outside Switzerland	880.6	428.2	612.3
Earnings before income taxes	$ 1,929.0	$ 1,616.9	$ 1,202.9

Income tax expense (benefit) consisted of the following:

	2007	2006	2005
Current:			
Switzerland	$ 130.2	$ 101.5	$ 61.8
Outside Switzerland	238.7	273.2	232.6
Total current	368.9	374.7	294.4
Deferred:			
Switzerland	0.1	(0.4)	3.3
Outside Switzerland	(26.4)	(105.5)	(25.8)
Total deferred	(26.3)	(105.9)	(22.5)
Total	$ 342.6	$ 268.8	$ 271.9

(in millions, except share data)

Current tax expense does not reflect benefits of $110.8, $96.1 and $110.1 for the years ended December 31, 2007, 2006 and 2005, respectively, related to restricted shares and the exercise of employee stock options, recorded directly to additional paid-in capital.

Income tax expense for the year ended December 31, 2007 included a net reduction of $11.2 for (i) period items related to audit settlements, APA negotiations, lapses of statutes of limitation and other minor items, and (ii) a provision of $50.0 for withholding taxes on an intercompany dividend.

A reconciliation of income tax expense at the statutory tax rate of 7.8% in Switzerland to the consolidated effective tax rate follows:

	2007	2006	2005
Statutory income tax rate	7.8%	7.8%	7.8%
Effect of higher tax rates in other jurisdictions	20.9	14.7	17.3
Current year research and experimentation credits	(1.2)	(1.0)	(1.0)
Other current year taxes and changes in valuation allowances	0.3	0.6	0.3
Current year nondeductible and excludable items	(9.2)	(1.1)	0.7
Tax impact of prior year audit settlements, amended returns and adjustments to estimates	(0.5)	(2.7)	(3.6)
Effects of recording in 2007 the losses related to the impairment, in 2006 the reduction in the patent litigation provision and the impairment losses, and in 2005 the provisions for losses	(0.3)	(1.7)	1.1
Effective tax rate	17.8%	16.6%	22.6%

The losses related to impairment are discussed in note 5 and the provision and subsequent reduction related to the patent litigation are discussed in note 18.

At December 31, 2007, Alcon's subsidiaries had loss carryforwards that expire as follows:

2008	$ 0.1
2009	--
2010	--
2011	--
2012	503.1
2013-2024	9.1
Indefinite	104.2
Total loss carryforwards	$ 616.5

Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

(in millions, except share data)

Temporary differences and carryforwards at December 31, 2007 and 2006 were as follows:

	December 31, 2007	December 31, 2006
Deferred income tax assets:		
Trade receivables	$ 38.8	$ 31.9
Inventories	6.0	8.6
Intangible assets	17.4	38.8
Other assets	1.9	1.5
Accounts payable and other current liabilities	80.6	72.9
Other liabilities	193.4	177.2
Share-based payments	49.4	25.7
Loss carryforwards	202.5	12.2
Gross deferred income tax assets	590.0	368.8
Unused tax credits	9.5	7.4
Valuation allowance	(188.2)	(4.1)
Total deferred income tax assets	411.3	372.1
Deferred income tax liabilities:		
Property, plant and equipment	21.5	22.9
Other	18.9	15.8
Total deferred income tax liabilities	40.4	38.7
Net deferred income tax assets	$ 370.9	$ 333.4

The valuation allowances for deferred tax assets as of January 1, 2007 and 2006 were $4.1 and $6.1, respectively. The net changes in the total valuation allowance for each of the years ended December 31, 2007 and 2006 were an increase of $184.1 and a decrease of $2.0, respectively. The valuation allowances at December 31, 2007 and 2006 were primarily related to foreign and domestic loss carryforwards that do not appear to be more likely than not to be realized. Based on the Company's historical pretax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred income tax assets at December 31, 2007. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable earnings; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize tax benefits.

Withholding taxes of approximately $46.9 have not been provided on approximately $938.3 of unremitted earnings of certain subsidiaries since such earnings are, or will be, reinvested in operations indefinitely.

The Company or one of its subsidiaries files income tax returns in Switzerland, the U.S. federal jurisdiction, and various state and other foreign jurisdictions. With few exceptions, the Company is no longer subject to Swiss, U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2002. The Internal Revenue Service ("IRS") commenced an examination of the Company's U.S. income tax returns for 2003 through 2005 in the first quarter of 2007 that is anticipated to be completed by the end of 2008. The Company is also currently subject to income tax examinations by various state, local and foreign tax authorities. In addition, the Company is currently negotiating a bilateral advance pricing agreement ("APA") between Switzerland and the United States covering all material intercompany transactions involving the Company and its subsidiaries in these two jurisdictions through the year 2014. During the third quarter of 2007, the Company and the IRS completed negotiations with respect to the APA, and the IRS submitted its recommended negotiation position to the U.S. competent authority in October 2007. During the fourth quarter of 2007, the Company submitted a similar request for a bilateral APA between Japanese and Swiss tax authorities

(in millions, except share data)

that would cover the tax years 2008 through 2012. The Company expects that the Swiss-U.S. APA will be finalized in 2008 and the Japanese-Swiss APA will be concluded in 2009 or 2010.

The Company believes that it takes reasonable positions on its tax returns filed throughout the world; however, tax laws are complex and susceptible to differing interpretations. Tax authorities throughout the world routinely challenge positions taken by the Company, particularly in the case of transfer pricing issues. The Company has identified its uncertain tax positions and prepared reserves for its contingent tax liabilities to reflect the associated unrecognized tax benefits (the "Tax Reserves") in accordance with FASB Interpretation ("FIN") No. 48 which, among other things, requires that the Company assume that it will be subject to examination in every jurisdiction in which it is subject to tax. Management believes that the Tax Reserves are fairly stated and that the possibility of a significant increase during the next 12 months in the amount of unrecognized tax benefits reflected in the Tax Reserves related to periods through the end of this reporting period is remote. However, the Company believes it is reasonably possible that Tax Reserves could be substantially eliminated during the next 12 months as a result of actual payment of amounts included in the Tax Reserves and/or developments in various audits.

The Company adopted the provisions of FIN No. 48, effective January 1, 2007. As a result of the implementation of FIN No. 48, the Company recognized a $30.0 decrease in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings. The Company’s policy is to classify tax-related interest and penalties in tax expense. A reconciliation of the beginning and ending amounts of unrecognized tax benefits, exclusive of interest and penalties, is as follows:

Balance at January 1, 2007 (after FIN No. 48 adoption)	$	235.3
Additions for tax positions related to prior years		38.7
Reductions for tax positions related to prior years		(134.2)
Additions for tax positions related to the current year		190.4
Settlements		--
Lapse of statutes of limitation		(4.9)
Balance at December 31, 2007	$	325.3

The total amount of gross unrecognized tax benefits at January 1, 2007 after adoption of FIN No. 48 was $256.0, including gross interest and penalties of $20.7. The respective amount of unrecognized tax benefits that would impact the effective tax rate, if recognized, was $224.4, including net interest and penalties of $13.4. As of January 1, 2007, the Company included $104.0 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities. Prior to January 1, 2007 and the adoption of FIN No. 48, the Company classified Tax Reserves, net of deposits with statutory authorities, as accrued taxes in other current liabilities.

During the year ended December 31, 2007, the total amount of gross unrecognized tax benefits increased to $342.4, including gross interest and penalties of $17.1. The increase in gross unrecognized tax benefits reflects the Company's fourth quarter acquisition of WaveLight AG (note 19), related refractive business restructurings, and further negotiations with tax authorities. Of this amount, $321.1, including net interest and penalties of $11.7, would reduce the effective tax rate. At December 31, 2007, the consolidated balance sheet included $200.7 for the Tax Reserves, net of deposits with statutory authorities, in other long term liabilities.

In September 2007, the Company announced that it expects to realize certain Swiss tax benefits for its commitment to relocate and significantly expand its global administration operations in Switzerland. The initial term of these benefits began on January 1, 2008 and is expected to continue for a period of five years. These benefits would be extended for an additional five years if the Company fulfills certain employment commitments and maintains these commitments through 2022.

(10) Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating income is derived from operating profits within the United States. Alcon International includes sales to all other unaffiliated customers.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and refractive), and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, certain manufacturing and other corporate functions.

Segment performance is measured based on sales and operating income reported in accordance with U.S. GAAP.

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Sales			Operating Income			Depreciation and Amortization		
	2007	2006	2005	2007	2006	2005	2007	2006	2005
United States	$ 2,672.5	$ 2,463.7	$ 2,195.4	$ 1,487.3	$ 1,290.8	$ 1,098.3	$ 58.5	$ 93.1	$ 102.7
International	2,927.1	2,432.9	2,173.1	1,211.3	996.9	875.9	69.4	58.7	56.0
Segments total	5,599.6	4,896.6	4,368.5	2,698.6	2,287.7	1,974.2	127.9	151.8	158.7
Manufacturing operations	--	--	--	(50.1)	(28.5)	(32.1)	42.9	41.4	35.4
Research and development	--	--	--	(481.6)	(446.5)	(377.1)	15.3	13.4	12.7
In process research and development	--	--	--	(9.3)	--	--	--	--	--
General corporate	--	--	--	(184.5)	(160.2)	(358.5)	24.3	150.7	3.8
Share-based compensation	--	--	--	(90.0)	(80.4)	(18.6)	--	--	--
Total	$ 5,599.6	$ 4,896.6	$ 4,368.5	$ 1,883.1	$ 1,572.1	$ 1,187.9	$ 210.4	$ 357.3	$ 210.6

In 2007, the Company realigned the costs for share-based liability awards from the general corporate function to share-based compensation. The corresponding expenses for 2006 and 2005 were reclassified to conform with current year presentation.

For the year ended December 31, 2007, losses related to the impairment discussed in note 5 increased general corporate expenses within operating income by $32.7 and increased depreciation and amortization by $18.6.

For the year ended December 31, 2006, general corporate operating income and depreciation and amortization included the effects of the impairment losses of $144.8, discussed in note 5. General corporate operating income for 2006 also reflected the benefit of a $119.0 reduction to a 2005 litigation provision related to a patent lawsuit discussed in note 18.

A large part of the general corporate expenses within operating income for 2005 was due mainly to a litigation provision of $240.0 related to a patent infringement claim discussed in note 18.

(11) Geographic, Customer and Product Information

Sales for the Company's country of domicile and all individual countries accounting for more than 10% of total sales are presented below along with long lived assets in those countries. Sales by ophthalmic market segment are also included. Sales below are based on the location of the customer. No single customer accounts for more than 10% of total sales.

(in millions, except share data)

	Sales			Property, Plant and Equipment	
	For the Years ended December 31,			At December 31,	
	2007	2006	2005	2007	2006
United States	$ 2,672.5	$ 2,463.7	$ 2,195.4	$ 610.0	$ 578.6
Switzerland	36.1	30.4	28.9	11.0	8.5
Rest of world	2,891.0	2,402.5	2,144.2	409.0	333.6
Total	$ 5,599.6	$ 4,896.6	$ 4,368.5	$ 1,030.0	$ 920.7
Pharmaceutical	$ 2,313.8	$ 2,007.2	$ 1,767.7		
Surgical	2,499.8	2,203.8	2,016.9		
Consumer eye care	786.0	685.6	583.9		
Total	$ 5,599.6	$ 4,896.6	$ 4,368.5		

(12) Share-Based Compensation Plans

Under the 2002 Alcon Incentive Plan, the Company's board of directors may award to officers, directors and key employees share-based compensation, including stock options, share-settled stock appreciation rights ("SSARs"), restricted shares, restricted share units and certain cash-settled liability awards. The total number of shares that may be issued under the plan with respect to such awards cumulatively shall not exceed the lesser of 30 million Alcon common shares or 10% of the shares issued and outstanding. The grant prices for stock options or stock appreciation rights are determined by the board and shall not be lower than the prevailing stock exchange price upon the grant of the award.

Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant. Grants prior to February 2006 also become exercisable upon early retirement at or after age 55. If there is a change in control (as defined by the plan), the exercise or vesting of the awards accelerates.

Beginning in February 2006, consistent with earlier grants, participants may vest in the stock option and SSAR grants upon early retirement at or after age 55; however, under grants subsequent to January 2006, participants may exercise these instruments only on or after the third anniversary of the grant. Restricted share and restricted share unit awards are subject to a three-year cliff vesting; furthermore, participants retiring before reaching age 60 will forfeit some or all of such awards granted subsequent to January 2006 if the three-year service period has not expired.

The Company intends to satisfy all equity awards granted prior to December 31, 2003 with the issuance of new shares from conditional capital authorized for the 2002 Alcon Incentive Plan. At December 31, 2007, the Company had reserved approximately 15.4 million Alcon common shares for issuance pursuant to the 2002 Alcon Incentive Plan.

The Company's board of directors has authorized the acquisition on the open market of Alcon common shares to, among other things, satisfy the exercise of stock options and SSARs granted under the 2002 Alcon Incentive Plan. At December 31, 2007, outstanding authorizations by the Company's board of directors would permit the purchase of approximately 2.7 million Alcon common shares. The Company has purchased treasury shares on the open market to satisfy the majority of the outstanding equity awards granted subsequent to December 31, 2003. Additional treasury shares were purchased during 2007 and 2006 in anticipation of presenting the shares to the shareholders for approval of cancellation (note 17).

Net earnings for the years ended December 31, 2007 and 2006 reflected the impact of adopting SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in the years ended December 31, 2007 and 2006 included:

(in millions, except share data)

(a) compensation cost for all share-based payments granted prior to, but not vested as of January 1, 2006, based on the grant-date "fair value" estimated in accordance with the original provisions of SFAS No. 123, and

(b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date "fair value" estimated in accordance with the provisions of SFAS No. 123(R).

Equity Awards

The effects of share-based equity awards on operating income and net earnings for the years ended December 31, 2007 and 2006 were as follows:

	2007	2006
Total share-based equity award costs applicable for period	$ 84.4	$ 83.0
Costs relieved from (capitalized in) inventory	0.3	(1.8)
Costs recognized in operating income	84.7	81.2
Tax benefit recognized in net earnings	27.3	26.0
Reduction to net earnings	$ 57.4	$ 55.2

Compensation expense for equity awards was calculated on a straight-line basis over the three-year vesting period of the applicable share-based awards, with acceleration of the expense for individuals meeting the requirements for retirement, as described above. No share-based compensation expense for stock options was recorded in the year ended December 31, 2005.

Prior to the adoption of SFAS No. 123(R), the Company applied the intrinsic value based method provisions of APB Opinion No. 25 and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. Under the intrinsic value method, no share-based employee compensation expense for stock options had been recognized in net earnings, as all options granted under the plan had an exercise price equal to the fair market value of the underlying common share at the date of grant. In the pro forma disclosures required under SFAS No. 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

The following table illustrates the effect on net earnings and earnings per common share for the year ended December 31, 2005, if the Company had applied the "fair value" recognition provisions in accounting for stock option awards.

	2005
Net earnings, as reported	$ 931.0
Deduct: Total share-based employee compensation expense under the "fair value" method, net of related tax benefits	(60.4)
Pro forma net earnings	$ 870.6
Earnings per common share:	
Basic - as reported	$ 3.04
Basic - pro forma	$ 2.84
Diluted - as reported	$ 2.98
Diluted - pro forma	$ 2.80

The "fair value" of each stock option and SSAR grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

(in millions, except share data)

	2007	2006	2005
Expected volatility	31.0%	33.0%	33.0%
Risk-free interest rate	4.79%	4.57%	3.61%
Expected dividend yield	1.5%	1%	1%
Expected term	5 years	5 years	5 years

The Company based its estimates of expected volatility on daily historical trading data of its common shares from March 2002 through the grant dates and, due to its short history as a public company, other factors, such as the volatility of the common share prices of other pharmaceutical and surgical companies.

The risk-free interest rate assumptions were based on implied yields, at the grant dates, of U.S. Treasury zero-coupon bonds having a remaining term equal to the expected term of the employee share awards.

The expected dividend yield was estimated generally based upon the Company's historic dividend yield since 2003.

The Company estimated the expected term consistent with historical exercise and cancellation activity of its previous share-based grants with a ten-year contractual term, as well as that of other pharmaceutical and surgical companies.

Forfeitures of stock options and SSARs were estimated to be 6.0% in 2007 (2.5% in 2006 and 2005) of the number granted, based on historical experience.

If factors change and the Company employs different assumptions in the application of SFAS No. 123(R) to future periods, the compensation expense that the Company records under SFAS No. 123(R) may differ significantly from what the Company has recorded in the current period.

The status of the stock options and SSARs as of December 31, 2007 and the changes during the year then ended are presented below:

	Stock Options				SSARs			
	Number	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value	Number	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at beginning of period	12,154,336	$ 58			1,326,945	$ 123		
Granted	187,551	131			1,477,132	130		
Forfeited	(140,685)	84			(105,819)	127		
Exercised	(3,977,693)	48			(947)	123		
Expired	--	--			--	--		
Outstanding at end of period	8,223,509	64	6.23	$ 650.5	2,697,311	127	8.65	$ 43.6
Exercisable at end of period	4,977,306	51	5.56	$ 458.8	3,852	126	8.58	$ 0.1

The weighted average grant-date "fair values" of stock options granted during the years ended December 31, 2007, 2006 and 2005 were $40.37, $42.54 and $25.55 per option, respectively. The total intrinsic values of the stock options exercised during the years ended December 31, 2007, 2006 and 2005 were $345.4, $217.7 and $296.5, respectively.

The weighted average grant-date "fair values" of SSARs granted during the years ended December 31, 2007 and 2006 were $40.38 and $41.41 per SSAR. The total intrinsic value of SSARs exercised during the year ended December 31, 2007 was less than $0.1. No SSARs were exercised during the year ended December 31, 2006. The Company did not grant any SSARs prior to February 2006.

(in millions, except share data)

The following tables summarize information about stock options and SSARs as of December 31, 2007:

		Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price per Share	Scheduled Exercisable Date	Number Exercisable	Weighted Average Exercise Price per Share
$ 33	743,329	4.22	$ 33	March 21, 2005	743,329	$ 33
36	1,623,011	5.14	36	February 18, 2006	1,623,011	36
42-50	20,600	5.55	48	Various dates in 2006	20,600	48
63	2,334,890	6.12	63	February 11, 2007	2,300,070	63
67-80	58,000	6.70	77	Various dates in 2007	58,000	77
80	27,000	7.05	80	January 18, 2008	5,500	80
79	3,059,413	7.11	79	February 9, 2008	223,796	79
98-105	14,000	7.37	100	Various dates in 2008	3,000	98
128	5,000	7.74	128	September 26, 2008	--	
123	156,459	8.11	123	February 8, 2009	--	
131	181,807	9.11	131	February 12, 2010	--	
Total	8,223,509				4,977,306	

		SSARs Outstanding			SSARs Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price per Share	Scheduled Exercisable Date	Number Exercisable	Weighted Average Exercise Price per Share
$ 123	1,261,036	8.11	$ 123	February 8, 2009	2,068	$ 123
100-101	15,050	8.40	100	Various dates in 2009	--	
131	1,399,823	9.12	131	February 12, 2010	1,784	131
133-137	21,402	9.52	135	Various dates in 2010	--	
Total	2,697,311				3,852	

Restricted shares and restricted share units are recognized at the closing market price on the date of grant over the required service period. Forfeitures of restricted shares and restricted share units were estimated to be 7.5% of the number granted, based on historical experience. The status of the nonvested restricted share awards as of December 31, 2007 and the changes during the year then ended are presented below:

	Restricted Shares				Restricted Share Units			
	Number	Weighted Average Grant-Date Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Market Value	Number	Weighted Average Grant-Date Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Market Value
Nonvested at beginning of period	185,939	$ 123			27,705	$ 122		
Granted	184,884	131			27,249	131		
Vested	(7,612)	125			(846)	116		
Forfeited	(18,969)	127			(2,622)	125		
Nonvested at end of period	344,242	127	1.62	$ 49.2	51,486	126	1.63	$ 7.4

(in millions, except share data)

The weighted average grant-date market values of restricted shares granted during the years ended December 31, 2007 and 2006 were $131 and $123 per share, respectively. No such instruments were granted during 2005. The total market values of restricted shares that vested during the years ended December 31, 2007, 2006 and 2005 were $1.0, $71.4 and $39.1, respectively.

The weighted average grant-date market values of restricted share units granted during the years ended December 31, 2007 and 2006 were $131 and $122 per share, respectively. The total market values of restricted share units that vested during the years ended December 31, 2007 and 2006 were $0.1 and $0.1, respectively. No such instruments were granted or vested during 2005.

As of December 31, 2007, total unrecognized compensation cost related to nonvested share-based equity compensation arrangements (including share options, SSARs and nonvested share awards) granted under the plan was $65.1. That cost is expected to be recognized over a weighted average period of 1.4 years.

Liability Awards

The 2002 Alcon Incentive Plan also provides that the board may grant cash-settled stock appreciation rights ("CSARs") whereby the grantee may receive the appreciation in share value over the grant price. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant. In addition to scheduled vesting, shares are fully vested upon meeting the requirements for retirement.

Prior to the adoption of SFAS No. 123(R), the Company measured compensation expense for CSARs by applying the increase in the market price of Alcon's common shares at the end of the period to the number of CSARs. Under SFAS No. 123(R), the Company accounts for CSARs as share-based liability awards that are remeasured each reporting period through the awards' settlement dates using the Black-Scholes option-pricing model and similar assumptions to those used for measuring equity grants. The cumulative effect of this change was not significant. The risk-free interest rates used at December 31, 2007 were 3.05% to 3.34% and the market price for Alcon common shares was $143.04 per share. The risk free interest rates used at December 31, 2006 were 4.7% to 5.0% and the market price for Alcon's common shares was $111.77 per share.

The Company's operating results included expenses (reversals) related to the CSARs of $5.3, $(0.9) and $18.6 for the years ended December 31, 2007, 2006 and 2005, respectively. The weighted average grant-date "fair values" of CSARs granted during the years ended December 31, 2007, 2006 and 2005 were $131, $123 and $79, respectively. During the years ended December 31, 2007, 2006 and 2005, the total intrinsic values of CSARs paid were $6.7, $8.6 and $8.0, respectively.

The status of the CSARs as of December 31, 2007 and the changes during the year then ended are presented below:

	CSARs			
	Number	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at beginning of period	194,578	$ 55		
Granted	709	131		
Forfeited	(1,904)	106		
Exercised	(93,201)	57		
Outstanding at end of period	100,182	52	5.79	$ 9.1
Exercisable at end of period	69,409	40	5.21	$ 7.1

(in millions, except share data)

At December 31, 2007 and 2006, the Company had 100,182 and 194,578 CSARs outstanding representing liabilities of $10.2 and $11.5, respectively. The awards outstanding had expiration dates ranging from March 2012 through February 2017.

The Company expects to use liability awards minimally in the future. As of December 31, 2007, total unrecognized compensation cost related to CSARs granted under the plan was $0.1. That cost is expected to be recognized over a weighted average period of 0.7 years.

(13) Deferred Compensation

The Company had an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees were eligible to be considered for participation prior to 2002. A committee appointed by the board of directors administered the plan. Final benefit payments under this plan were paid in January 2006. Plan payments were $9.7 and $10.0 for 2006 and 2005, respectively.

The Alcon Executive Deferred Compensation Plan ("DCP") permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. The DCP is designed to permit executives' deferral elections to be held and owned by the Company in a Rabbi trust. During the years ended December 31, 2007, 2006 and 2005, certain executives elected to defer compensation totaling $1.5, $3.6 and $6.2, respectively. At December 31, 2007 and 2006, other long term liabilities in the accompanying consolidated balance sheets included liabilities under the DCP of $18.1 and $17.5, respectively.

In 2004, the Company established the Alcon Excess 401(k) Plan, allowing deferral of excess employer contributions that cannot be made to the Alcon 401(k) Retirement Plan because of limitations under the U.S. Internal Revenue Code of 1986. During the years ended December 31, 2007, 2006 and 2005, deferrals under the plan were $2.4, $2.4 and $3.1, respectively. At December 31, 2007 and 2006, liabilities under the plan, included in other long term liabilities in the accompanying consolidated balance sheets, were $10.6 and $8.2, respectively.

(14) Financial Instruments

Foreign Currency Risk Management

A significant portion of the Company's cash flows is denominated in foreign currencies. Alcon relies on ongoing cash flows generated from foreign sources to support its long term commitments to U.S. dollar-based research and development. To the extent the dollar value of cash flows is diminished as a result of weakening local currencies relative to the dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired. The Company has established a foreign currency risk management program to protect against volatility of non-functional currency monetary assets and liabilities and changes in fair value caused by fluctuations in foreign exchange rates.

The Company primarily utilizes forward exchange contracts in countries where they are available and economically beneficial to offset the impact of fluctuations in foreign exchange rates on monetary assets and their related cash flows. All outstanding foreign exchange forward contracts are entered into to protect the value of assets or liabilities denominated in currencies other than the entity's functional currency. To the extent hedged, the changes in fair value of the forward contracts offset the changes in the value of the assets or liabilities. The changes in value of the foreign exchange forward contracts and the assets/liabilities that are being protected are recorded in foreign exchange gains and losses within other income (expense).

The fair values of forward exchange and option contracts are reported in other current assets and other current liabilities. The fair value hedge derivative instruments have settlement dates in the first half of 2008 and cover a gross notional amount of $347.0.

Interest Rate Risk Management

The Company may use interest rate swaps on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing. The Company does not use leveraged swaps and does not leverage any of its investment activities that would put capital at risk.

(in millions, except share data)

At December 31, 2007 and 2006, in connection with a long term bank loan, the Company had an interest rate swap fair value hedge outstanding in the notional principal amount of $44.7 and $42.0 at the respective year-end exchange rates. In addition, at December 31, 2006, the Company held, as part of a fixed income portfolio, various embedded options with an aggregate notional amount of $22.9 and a fair value of $6.2. The fair values of interest rate swap agreements are reported in other current assets and other current liabilities.

As of December 31, 2007, WaveLight AG, a majority-owned subsidiary, was a party to nine euro interest rate and interest rate cross currency derivative contracts totaling $68.0 equivalent notional amount with maturities ranging from December 2008 to March 2019. These derivatives were classified in other current liabilities with a fair market value of $2.5. These transactions preceded Alcon's acquisition of a majority stake in WaveLight AG in November 2007 and appear to be more speculative in nature than the Company's normal practice. Alcon plans to evaluate these derivatives in 2008 and consider any appropriate actions.

Fair Value of Financial Instruments

At December 31, 2007 and 2006, the Company's financial instruments included cash and cash equivalents, investments, trade receivables, accounts payable, short term borrowings and long term debt. The estimated fair value of all of these financial instruments is as noted below. Due to the short term maturities of cash and cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amount approximates fair value. The fair value of long term debt was based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities. The fair value of investments was based on quoted market prices at year-end.

	December 31,			
	2007		2006	
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Assets:				
Cash and cash equivalents	$ 2,134.3	$ 2,134.3	$ 1,489.2	$ 1,489.2
Short term trading and available-for-sale investments	669.8	669.8	321.0	321.0
Long term available-for-sale investments	41.8	41.8	91.1	91.1
Forward exchange contracts	2.3	2.3	0.8	0.8
Interest rate swaps	1.0	1.0	0.9	0.9
Embedded derivatives on convertible debt	--	--	6.2	6.2
Liabilities:				
Short term borrowings	1,751.1	1,751.1	926.5	926.5
Long term debt, excluding capital lease obligations	52.7	53.0	54.4	54.5
Forward exchange and option contracts	2.3	2.3	1.0	1.0
Interest rate swaps	2.5	2.5	--	--

Concentrations of Credit Risk

As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with corporate issuers of securities and financial institutions with which it conducts business. Credit risk is minimal as credit exposure limits are established to avoid a concentration with any single issuer or institution. The Company also monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Concentrations of credit risk associated with these trade receivables are considered minimal due to the Company's diverse customer base. Bad debts have been minimal. The Company does not normally require collateral or other security to support credit sales.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

(15) Related Party Transactions

At December 31, 2007, Nestlé owned 230,250,000 common shares of Alcon.

The Company's material transactions with related parties have been with Nestlé and its subsidiaries. All material related party transactions that are not disclosed elsewhere in these notes are included below.

During 2007, 2006 and 2005, the Company had investments and borrowings with Nestlé and its subsidiaries which resulted in the following impact to earnings before income taxes:

	2007	2006	2005
Interest expense	$ 4.2	$ 3.5	$ 2.9
Interest income	0.1	0.1	0.1

The Company leases certain facilities from Nestlé subsidiaries which resulted in rent expense of $1.5, $1.0 and $0.7 in 2007, 2006 and 2005, respectively. Nestlé provides the Company with certain services, including a portion of the Company's information technology licenses, corporate legal services, certain treasury and cash management activities and certain internal audit activities. Nestlé charges the Company for its portion of the costs of these services based on arm's length prices. Such charges were less than $2.6 in each of the three years ended December 31, 2007, 2006 and 2005.

The Company executes certain foreign exchange contracts through Nestlé Finance SA, Cham to benefit from Nestlé's foreign exchange transaction volumes and expertise. At December 31, 2007 and 2006, the Company had no notional amounts outstanding with Nestlé.

The Company participates with certain Nestlé affiliates in specific cash pooling accounts under which overdraft lines of credit are available and are jointly and severally guaranteed by all participants, including the Company. At December 31, 2007, the total maximum under these lines of credit was approximately $469.1.

The Company is part of the Nestlé Swiss Value-Added Tax Group and therefore jointly and severally liable for any Swiss value-added tax liabilities of all other Group participants.

(16) Pension and Postretirement Benefits

The Company's pension and postretirement benefit plans, which in aggregate cover substantially all employees in the United States and employees in certain other countries, consist of defined benefit pension plans, defined contribution plans and a postretirement healthcare plan. The Company's cost of defined contribution plans was $75.6, $69.8 and $66.8 in 2007, 2006 and 2005, respectively.

The information provided below pertains to the Company's defined benefit pension plans and postretirement healthcare plan. The measurement date used to determine pension and postretirement benefit measurements for the majority of the benefit plans is December 31 of the respective year.

(in millions, except share data)

The changes in benefit obligations, fair values of plan assets and funded status for the years ended December 31, 2007 and 2006 were:

	Pension Benefits		Postretirement Benefits	
	2007	2006	2007	2006
Change in Benefit Obligation				
Benefit obligation at beginning of year	$ 353.2	$ 299.7	$ 234.8	$ 204.9
Service cost	20.2	17.7	11.8	10.0
Interest cost	20.8	17.9	13.3	11.6
Benefits paid by trust	(1.8)	(1.0)	(7.8)	(6.2)
Benefits paid by Company	(14.1)	(12.5)	--	--
Employee contributions	0.3	--	--	--
Foreign currency translation	4.9	0.3	--	--
Medicare subsidy	--	--	0.4	0.3
Settlement/curtailment	--	(0.7)	--	--
Plan amendments	--	0.2	--	--
Conversion of multi-employer plan	20.4	--	--	--
Actuarial (gain)/loss	7.4	31.6	(2.3)	14.2
Benefit obligation at end of year	411.3	353.2	250.2	234.8
Change in Plan Assets				
Fair value of plan assets at beginning of year	35.1	28.3	127.4	103.7
Actual return on plan assets	1.1	0.7	5.0	13.6
Employer contribution	6.6	7.4	16.7	16.3
Employee contributions	0.3	--	--	--
Conversion of multi-employer plan	10.1	--	--	--
Foreign currency translation	3.3	(0.3)	--	--
Benefits paid	(2.2)	(1.0)	(7.8)	(6.2)
Fair value of plan assets at end of year	54.3	35.1	141.3	127.4
Funded Status at End of Year	$ (357.0)	$ (318.1)	$ (108.9)	$ (107.4)
Amounts Recognized in the Consolidated Balance Sheets				
Prepaid benefit costs in other assets	$ 1.3	$ 1.6	$ --	$ --
Accrued benefit costs in other current liabilities	(13.0)	(11.4)	--	(0.1)
Pension and postretirement obligation in other long term liabilities	(345.3)	(308.3)	(108.9)	(107.3)
Net amount recognized in the consolidated balance sheet	$ (357.0)	$ (318.1)	$ (108.9)	$ (107.4)

Amounts recognized in accumulated other comprehensive income, net of taxes, at December 31, 2007 consisted of:

	Pension Benefits	Postretirement Benefits
Prior service cost	$ (4.5)	$ 0.8
Net losses (gains)	54.5	26.0
Total	$ 50.0	$ 26.8

(in millions, except share data)

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in the year ended December 31, 2008 were estimated to be:

	Pension Benefits	Postretirement Benefits
Prior service cost	$ (0.9)	$ 0.5
Net losses (gains)	4.8	1.2
Total	$ 3.9	$ 1.7

The accumulated benefit obligation for all defined benefit pension plans was $320.4 and $269.5 at December 31, 2007 and 2006, respectively.

The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2007 and 2006:

	Pension Benefits	
	2007	2006
Projected benefit obligation	$ 411.3	$ 353.2
Accumulated benefit obligation	320.4	269.5
Fair value of plan assets	54.3	35.1

	Pension Benefits		Postretirement Benefits	
Weighted Average Assumptions as of December 31,	2007	2006	2007	2006
Discount rate	5.7%	5.5%	6.00%	5.75%
Expected return on plan assets	3.8	2.4	7.49	7.55
Rate of compensation increase	5.5	5.6	N/A	N/A

The discount rate for the defined benefit pension plans was determined by matching, as of the measurement date, the expected future cash flows with high-quality fixed-income securities of the same duration. This resulted in a weighted average discount rate of 5.7% as an appropriate equivalent annualized rate.

The discount rate for the postretirement benefit plan was determined by matching the expected future cash flows with high quality fixed-income securities of the same duration as of the measurement date, resulting in a discount rate of 6%.

The expected long term rates of return on plan assets were based on historical market index returns for the applicable asset classes weighted in proportion to the target allocation of the plan. The return assumption for the postretirement benefits plan also took into account the estimated cost of life insurance coverage and insurer profit due to the use of the trust-owned life insurance investment vehicle.

(in millions, except share data)

Plan Assets

At December 31, 2007 and 2006, the Company's defined benefit pension plans and postretirement benefit plan weighted average asset allocations by asset category were as follows:

	Pension Benefits		Postretirement Benefits	
	2007	2006	2007	2006
Asset Category:				
Equity securities	17%	9%	57%	55%
Real estate investment trust units	--	--	3	2
Debt securities	23	12	36	34
Guaranteed investment contracts	44	58	--	--
Cash and cash equivalents	15	21	4	9
Other	1	--	--	--
Total	100%	100%	100%	100%

The investment strategies for the pension and postretirement benefit plans utilize a variety of asset classes to provide return opportunities that are consistent with an acceptable risk tolerance. The majority of the Company's defined benefit pension plans were unfunded, with the major funded plans designated for employees in Spain and Japan. Asset information by category for pension benefits in Spain was only included for 2007 because the Spanish pension plan was reported as a multi-employer plan in 2006. The weighted average target allocation for all funded pension benefit plans is 18% equity securities, 20% debt securities and 62% other, which is primarily guaranteed investment contracts with insurance companies with fixed returns of .75%. The weighted average target asset allocation for the postretirement benefit plan is 50% to 55% equity securities, 30% to 35% debt securities, 5% to 7% alternative investments, and 5% to 10% cash and cash equivalents. At December 31, 2007 and 2006, for the postretirement benefit plan, the equity securities consisted of a Standard & Poor's 500 index fund and the debt securities were comprised of a Lehman Aggregate bond index fund and a money market fund. In addition, in 2007 and 2006, assets contributed to a 401(h) plan were invested in a balanced fund of U.S. and international stocks, bonds and real estate investment trust units.

In February 2005, the Company transferred $200.2 to an irrevocable Rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At December 31, 2007, the accompanying balance sheet included net assets of the trust (cash and cash equivalents of $2.4, short term investments of $220.2 and long term investments of $36.4) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

The Company does not anticipate that any assets from defined benefit plans or the postretirement benefit plan would be returned to the Company during the year ending December 31, 2008.

Contributions

The Company expects to contribute in 2008 approximately $21.7 to its pension plans and approximately $16.0 to its postretirement benefit plan.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

Estimated Future Benefit Payments

The following table provides the benefit payments expected to be paid and the anticipated subsidy receipts:

	Pension Benefits	Postretirement Benefits	
		Gross Payments	Subsidy Receipts
2008	$ 15.9	$ 7.0	$ 0.3
2009	16.7	7.9	0.3
2010	17.2	8.8	0.4
2011	17.9	9.7	0.5
2012	19.3	10.5	0.5
2013 - 2016	116.6	67.3	4.1

	Pension Benefits			Postretirement Benefits		
	2007	2006	2005	2007	2006	2005
Components of Net Periodic Benefit Cost						
Service cost	$ 20.2	$ 17.7	$ 16.7	$ 11.8	$ 10.0	$ 9.0
Interest cost	20.8	17.9	15.0	13.3	11.6	10.5
Expected return on assets	(1.3)	(0.7)	(0.6)	(9.7)	(8.2)	(6.4)
Prior service cost	(0.9)	(0.8)	(0.9)	0.5	0.5	0.5
Loss (gain) on settlement/curtailment	--	(0.2)	--	--	--	--
Net losses (gains)	6.2	4.5	1.9	1.2	0.9	0.2
Net periodic benefit cost	45.0	$ 38.4	$ 32.1	17.1	$ 14.8	$ 13.8

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income						
Current year net loss (gain)	17.9			2.4		
Amortization of net loss (gain)	(5.9)			(1.2)		
Amortization of prior service cost	0.9			(0.5)		
Net charge to other comprehensive income	12.9			0.7		
Total recognized in net periodic pension cost and other comprehensive income	$ 57.9			$ 17.8		

The healthcare cost trend rate used to measure the expected cost of benefits covered by the postretirement plan is 10% in 2007, declining to 5% in 2012 and after. The effect of a one percentage point change in assumed medical cost trend rates is as follows:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 5.7	$ (4.4)
Effect on the postretirement benefit obligation	46.1	(38.4)

In certain countries, the Company's employees participate in defined benefit plans of Nestlé. No separate valuation for the Company's employees has historically been prepared for the plans, as they are not material to the Company or to

40

(in millions, except share data)

Nestlé. Accordingly, these plans are treated as multi-employer plans. Annual contributions to these plans are determined by Nestlé and charged to the Company. Company contributions to these plans during 2007, 2006 and 2005 were $7.9, $9.4 and $11.8, respectively. During 2007, the Company obtained a separate valuation for its Spanish subsidiary's defined benefit pension plan and converted from a multi-employer plan to a single-employer plan. There was no impact on operating income at the date of the conversion because previous contributions to this plan were the equivalent of net periodic benefit costs.

(17) Shareholders' Equity

On May 9, 2007, Alcon's shareholders approved the cancellation of 7,920,000 Alcon common shares, which the Company purchased during 2006. After the fulfillment of certain formal Swiss law requirements, the cancellation became effective in August 2007.

On May 2, 2006, Alcon's shareholders approved the cancellation of 100,000 Alcon common shares, which the Company purchased during 2006. After the fulfillment of certain formal Swiss law requirements, the cancellation became effective in July 2006.

In December 2007, Alcon's board of directors authorized a new share repurchase program that allows for the purchase by Alcon of up to $1,100.0 outstanding Alcon common shares. The new program provides for a pro rata purchase of shares from Nestlé. The Company will purchase three shares from Nestlé for each share acquired by the Company from the market pursuant to this new repurchase program. The price paid for shares purchased from Nestlé will equal the U.S. Securities Exchange Act of 1934 Rule 10b-18 volume-weighted average price. Shares may be purchased at times and in amounts determined by management based on its evaluation of market conditions and other business factors. The Company plans to finance the purchases with excess cash and investments on hand and with funds generated from operations. The Company expects to begin purchasing Alcon shares under this program in the first half of 2008 and anticipates completing the purchase of all shares authorized to be purchased under this program within a twelve-month period.

This program is in addition to the Company's existing repurchase program, under which, as of December 31, 2007, the Company had remaining authorization to purchase up to 2.7 million shares.

(18) Commitments and Contingencies

On July 10, 2006, the Company and Advanced Medical Optics, Inc. ("AMO") announced a global settlement agreement resolving all existing patent lawsuits between them and certain other unspecified claims. The settlement resulted in the dismissal of all then pending lawsuits and appeals and the vacation of the Delaware court judgment and injunction previously entered against the Company on January 20, 2006. Under the settlement, the Company paid AMO $121.0 in July 2006. Because the Company had accrued $240.0 in December 2005 in connection with the Delaware judgment, the Company realized a pretax benefit for the reduction in selling, general and administrative expenses of approximately $119.0 in the year ended December 31, 2006.

Alcon has joined with its commercial partners in filing patent infringement actions against three different generic drug companies. All of these generic drug companies are seeking United States Food and Drug Administration ("FDA") approval to market a generic version of an Alcon product under what is known as an Abbreviated New Drug Application ("ANDA").

The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's *Vigamox®* antibiotic ophthalmic solution. (Moxifloxacin, the primary ingredient in *Vigamox®*, is licensed to Alcon by Bayer Healthcare AG.) As part of its ANDA, Teva challenged three patents covering Alcon's innovator product *Vigamox®*. Two of the patents are owned by Alcon's licensor, Bayer Healthcare AG, and the third, which expires in 2020, is owned by Alcon. The two Bayer Healthcare patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer Healthcare's systematic moxifloxacin product, Avelox®. Suit was filed by Alcon and Bayer Healthcare as co-plaintiffs against Teva relative to the *Vigamox®* ANDA on April 5, 2006 in the U.S. District Court in Delaware. Bayer Healthcare subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged. As a result of the lawsuit filing, the FDA must delay any approval of Teva's *Vigamox®* ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial was scheduled to begin February 26, 2008, but the dispute between Bayer Healthcare

(in millions, except share data)

and Teva relative to the two Bayer Healthcare patents was resolved by settlement on the eve of trial. The terms of the settlement have not yet been made public, but at the trial that proceeded between Teva and Alcon, Teva did not challenge either of the Bayer Healthcare patents, the latter of which extends until September 4, 2014 for *Vigamox*®. The trial relative to the Alcon patent began on February 28, 2008 and concluded on March 6, 2008. Judgment is not expected until the first half of 2009. Should Teva succeed in overcoming the Alcon patent and secure FDA approval, it would be entitled to sell a generic moxifloxacin product that would compete with Alcon's *Vigamox*® product well before the 2020 expiration of the Alcon patent. Such competition would be expected to impact significantly the Company's sales and profits.

The second patent infringement action was filed after Alcon received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering Alcon's *Patanol*® anti-allergy eye product. Alcon's raw material supplier, Kyowa Hakko Kogyo Co. Ltd., holds another United States patent that has not been challenged in this case and extends through 2010. The patent that Apotex has challenged, which is co-owned by Alcon and Kyowa Hakko, will expire in 2015. Alcon and Kyowa Hakko as co-plaintiffs filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006, in the U.S. District Court in Indianapolis, Indiana. As a result of the lawsuit filing, the FDA must delay any approval of the Apotex ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial has been scheduled for September 15, 2008. Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's *Patanol*® product in the United States as of December 18, 2010. Such competition would be expected to impact significantly the Company's sales and profits.

The third patent infringement action was filed after Alcon received notice on October 1, 2007 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's *Patanol*® product. Unlike the Apotex ANDA, which is challenging only the patent jointly owned by Kyowa Hakko and Alcon, the Barr ANDA is also challenging Kyowa Hakko's composition patent on olopatadine, the active agent in *Patanol*®. The 30-month period after which the FDA could approve Barr's generic product will expire the end of March 2010, nine months before the Kyowa Hakko composition patent expires. Alcon and Kyowa Hakko filed suit in the Federal District Court in Indianapolis (where the Apotex case is pending) on October 23, 2007. As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial has not yet been scheduled in this case. Should Barr succeed in overcoming both of the challenged patents and secure FDA approval, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon's *Patanol*® product in the United States. Such competition would be expected to impact significantly the Company's sales and profits.

The Company and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including proceedings relating to product liability and patent infringement. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations. Litigation contingencies are subject to change based on settlements and court decisions.

The Company may be subject to future litigation and infringement claims, which could cause the Company to incur significant expenses or prevent the Company from selling its products. The Company operates in an industry susceptible to significant product liability claims. Product liability claims may be asserted against the Company in the future arising out of events not known to the Company at the present time.

On February 21, 2007, the Company issued a Device Safety Alert that directed physicians to discontinue performing all *CustomCornea*® wavefront system myopia procedures using the *LADAR6000*™ excimer laser. The alert did not apply to the *LADARVision*® 4000 laser system. This and subsequent alerts were issued in response to the Company's receipt of reports that certain patients exhibited a decrease in best corrected visual acuity following custom laser procedures using the *LADAR6000*™ excimer laser. The Company began an investigation to determine the cause of the reports and notified the FDA of this situation. Because the Company has not determined the cause of these reports and was not able to allow resumption of the use of those procedures, the Company decided to remove all *LADAR6000*™ systems in the United States. The removal was completed in December 2007. The Company worked with the affected customers to minimize the impact of the removal and to install other equipment. The costs associated with removal of the remaining systems were not significant.

(in millions, except share data)

The Company self-insures through captive insurance subsidiaries almost all of its property and casualty, business interruption and liability risks.

In December 2005, fires and explosions at an oil depot in Hemel Hempstead, England, damaged the Company's nearby office building and warehouse, as well as the equipment and inventories housed in these facilities. No Company employees were injured. The Company recorded provisions in 2005 totaling $8.7 ($3.2 in cost of goods sold and $5.5 in selling, general and administrative expenses) for the resulting write-offs and estimated costs of repairs. Based on more recent estimates, approximately $1.3 of the provision was reversed in November 2006. The repairs were completed in 2007. The Company was effectively self-insured through its captive insurance subsidiary for these losses and is involved in legal proceedings to seek recovery of these losses and other incremental operating costs from the third parties responsible for the fires and explosions; however, in accordance with SFAS No. 5, the Company has not recognized any amounts for recovery of its losses.

The Company leases certain facilities and equipment under operating leases. The Company accounts for operating leases in accordance with Statement of Financial Accounting Standards No. 13. As such, the total costs of operating leases (inclusive of any adjustments associated with escalating rent, rent holidays, contingent rent or rent concessions) are expensed ratably over the life of the operating lease. Leasehold incentives are capitalized and amortized over the shorter of the life of the lease or the associated asset. Lease expense incurred was $59.6, $53.5 and $51.1 during 2007, 2006 and 2005, respectively. Future minimum aggregate lease payments under noncancelable operating leases with a term of more than one year were as follows:

Year	Amount
2008	$ 54.9
2009	41.8
2010	30.1
2011	22.0
2012	16.5
Thereafter	57.1
Total minimum lease payments	$ 222.4

The Company has entered into various fixed and variable purchase commitments and license agreements, requiring future minimum royalties, through 2021. All commitments are expected to be fulfilled with no adverse consequences to the Company's operations or financial condition. The total unconditional fixed purchase obligations and future minimum royalties at December 31, 2007 were as follows:

Year	Amount
2008	$ 15.7
2009	11.2
2010	10.4
2011	6.9
2012	1.1
Thereafter	3.4
Total	$ 48.7

Total payments related to the above purchase commitments and license agreements for the years ended December 31, 2007, 2006 and 2005 were $66.0, $76.7 and $40.6, respectively. In addition, at December 31, 2007, the Company had entered into various contracts with suppliers to purchase raw materials contingent upon forecasted purchases and other manufacturing requirements.

(in millions, except share data)

In the normal course of business, the Company has entered into research and development arrangements with third parties that require milestone and royalty payments to the third parties contingent upon certain future events linked to the success of the research and development efforts.

At December 31, 2007, the Company had guaranteed less than $2.0 of debt for certain customers. At December 31, 2007, the Company had outstanding letters of credit of $15.7. The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. Additionally, the Company guaranteed $83.1 to a third party reinsurer for the Company's captive insurance subsidiaries.

(19) WaveLight AG Acquisition

On November 9, 2007, the Company completed the acquisition of 77.4% of the common shares of WaveLight AG ("WaveLight"). WaveLight, a German company listed in Deutsche Börse AG's Prime Standard since January 2003, develops, manufactures and markets innovative refractive laser and diagnostic systems, including the *ALLEGRETTO*® laser system for refractive eye surgery. The *ALLEGRETTO*® laser has a global installed base of more than 800 units and offers the fastest ablation speed on the market today. This acquisition combined WaveLight's technological expertise and the *ALLEGRETTO*® laser with the Company's global marketing, distribution and service platform, together providing additional clinical solutions and laser technology to better support cataract and refractive customers.

The WaveLight acquisition was completed pursuant to a tender offer made by Alcon to acquire WaveLight shares for 15.00 euro per share and with WaveLight shares acquired either on the stock market or through direct purchase.

The following table summarizes the components of the WaveLight purchase price:

Cash paid for WaveLight shares	$	108.7
Cash paid in December 2007 to terminate WaveLight stock options		0.8
Transaction costs		3.5
Total purchase price	$	113.0

In connection with the acquisition, the Company agreed to reimburse WaveLight for the costs to terminate WaveLight stock options held by certain WaveLight officers and key employees and to retain their services for up to 24 months after the closing of the acquisition. The effect of the Stock Options Termination Agreement is that for each option, the holder may receive 9 euro per option, in three installments. WaveLight is obligated to pay the obligations if it terminates the respective holder other than either for good cause or for willful misconduct or negligence under the agreement. Only the first payment was considered in the purchase price above because the other payments are contingent upon future service by the holders.

Purchase Price Allocation

The allocation of purchase price for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in process research and development, and liabilities assumed based on their respective fair values. Additionally, the Company must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in a business combination.

Although the closing of the WaveLight acquisition was completed on November 9, 2007, the acquisition date was effective as of November 1, 2007 for purposes of recording the transaction and reporting WaveLight's results of operations in the Company's consolidated financial statements. The WaveLight purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

The Company engaged an independent third-party valuation firm to assist it in determining the estimated fair values of in process research and development, identifiable intangible assets and certain tangible assets. Such a valuation requires significant estimates and assumptions, including but not limited to determining the timing and estimated costs to complete the in process projects, projecting regulatory approvals, estimating future cash flows and developing appropriate discount rates.

(in millions, except share data)

The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill. The goodwill acquired in the WaveLight acquisition is not deductible for tax purposes.

The Company believes the estimated fair values assigned to the assets acquired and liabilities assumed were based on reasonable assumptions. The following table summarizes the estimated fair values of net assets acquired:

Current assets	$	57.0
Property, plant and equipment		5.8
Identifiable intangible assets		44.5
In process research and development		9.3
Goodwill		69.0
Long term deferred income tax assets		17.4
Other assets		11.1
Accounts payable and accrued liabilities		(35.5)
Short term borrowings		(42.9)
Long term deferred income tax liabilities		(13.5)
Other long term liabilities		(6.2)
Minority interest		(3.0)
Net assets acquired	$	113.0

The Company's fair value estimates for the purchase price allocation may change during the allowable allocation period, which is up to one year from the acquisition date, if additional information becomes available.

In Process Research and Development

In conjunction with the WaveLight acquisition, the Company recorded a charge to in process research and development expense of $9.3 million for acquired in process research and development assets that the Company determined were not yet complete and had no alternative future uses in their current state.

These in process research and development assets were composed of projects to develop new laser technology in the field of refractive surgery. These assets had not received approval by the FDA as of the WaveLight acquisition date of November 1, 2007. Because the in process research and development assets had no alternative future use, they were charged to expense on the WaveLight acquisition date.

As of the WaveLight acquisition date, these projects were expected to be approved by the FDA in approximately 2010 or 2011. The Company has not determined if clinical trials will be necessary for these projects. If needed, the Company will conduct the clinical trials and attempt to gain FDA approval in the time period noted. In addition, these new laser technologies are expected to be sold in international markets when approved, which could be before the FDA approval.

The estimated fair value of the in process research and development assets was determined based on an income approach using a discounted cash flow model for the acquired technologies. Estimated revenues took into account the stage of completion and the risks surrounding successful development and commercialization. The estimated after-tax cash flows were then discounted to a present value using discount rates appropriate for the risks associated with these projects.

The major risks and uncertainties associated with the timely and successful completion of the acquired in process projects consist of the ability to confirm the safety and efficacy of the technology based on the data from clinical trials, if necessary, and obtaining necessary regulatory approvals. No assurance can be given that the underlying assumptions used to forecast the cash flows or the timely and successful completion of the projects will materialize as estimated. For these reasons, among others, actual results may vary significantly from estimated results.

(in millions, except share data)

Identifiable Intangible Assets

Acquired identifiable intangible assets include product rights for approved indications of currently marketed products, customer relationships, trademarks and core technology for laser and other refractive products. The amounts assigned to each class of intangible assets and the related weighted average amortization periods are summarized in the following table:

	Value of Intangible Assets Acquired		Weighted Average Amortization Period
Developed technology	$	28.8	5 years
Customer relationships		6.7	6 years
Trademarks		9.0	10 years
Total	$	44.5	6 years

Impairment evaluations in the future for acquired developed technology will occur at a consolidated cash flow level within the Company's refractive product line.

Goodwill

Goodwill represents the excess of the WaveLight purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed. The Company believes that the acquisition of WaveLight will produce the following significant benefits:

- *Increased Market Presence and Opportunities.* The combination of the Company and WaveLight should increase the combined company’s market presence and opportunities for growth in sales, earnings and stockholder returns.

- *Enhanced Product Mix.* The complementary nature of the Company's products with those of WaveLight should benefit current patients and customers of both companies and provide the combined company with the ability to better support cataract and refractive patients and physician customers.

- *Improved Technology.* The combination of the Company and WaveLight provides the Company access to improved technology and a highly trained WaveLight work force as of the acquisition date.

The Company believes that these primary factors support the amount of goodwill recognized as a result of the purchase price paid for WaveLight, in relation to other acquired tangible and intangible assets, including in process research and development. The goodwill acquired in the WaveLight acquisition is not deductible for tax purposes.

(20) Subsequent Events

On February 6, 2008, pursuant to the 2002 Alcon Incentive Plan, Alcon's board of directors approved the grant effective February 11, 2008 to certain employees of share-settled stock appreciation rights and stock options for approximately 1.2 million common shares at $147.54 per share, the closing market price on February 11, 2008. The share-settled stock appreciation rights and stock options are scheduled to become exercisable in 2011 and expire in 2018. The board also approved the grant effective February 11, 2008 to certain employees of approximately 300,000 share-settled restricted share units. The share-settled restricted share units vest at the end of a three-year period, with forfeitures if the recipient is not fully vested at retirement before age 60. Alcon's board of directors also approved the grant effective February 11, 2008 of approximately 37,000 performance share units to the senior executive officers and other selected executives. The performance share units are designed to award additional compensation in the form of Alcon shares if a three-year cumulative earnings per share target is met. The final award may be adjusted by a total shareholder return multiplier. The performance share units vest at the end of a three-year period, with forfeitures if the recipient is not fully vested before age 60.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

(21) Unaudited Quarterly Information

| | Three Months Ended | | | |
	March 31,	June 30,	September 30,	December 31,
2007				
Sales	$ 1,322.7	$ 1,471.5	$ 1,335.7	$ 1,469.7
Operating income	403.1	536.5	466.1	477.4
Net earnings	346.2	448.4	415.3	376.5
Basic earnings per common share	$ 1.16	$ 1.50	$ 1.39	$ 1.27
Diluted earnings per common share	$ 1.14	$ 1.48	$ 1.38	$ 1.25
2006				
Sales	$ 1,157.1	$ 1,310.8	$ 1,203.8	$ 1,224.9
Operating income	342.4	575.8	261.0	392.9
Net earnings	295.7	465.6	232.1	354.7
Basic earnings per common share	$ 0.96	$ 1.52	$ 0.77	$ 1.17
Diluted earnings per common share	$ 0.95	$ 1.50	$ 0.76	$ 1.16

Quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere.

Operating income and net earnings for the three months ended March 31, 2007 included losses totaling $32.7 related to the impairment discussed in note 5.

Sales, operating income and net earnings for the three months ended December 31, 2007 reflect two months of operations of WaveLight subsequent to its acquisition effective November 1, 2007, as discussed in note 19.

Operating income and net earnings for the three months ended December 31, 2007 included costs for in process research and development discussed in note 19.

Operating income and net earnings for the three months ended June 30, 2006 included the benefit of the reduction of the patent litigation provision discussed in note 18.

Operating income and net earnings for the three months ended September 30, 2006 included the impairment losses discussed in note 5.

Report of the Group Auditors to the General Meeting of

Alcon, Inc., Hünenberg

As group auditors, we have audited the consolidated financial statements (consolidated balance sheets, consolidated statements of earnings, consolidated statements of shareholders' equity and comprehensive income, and consolidated statements of cash flows) of Alcon, Inc. and subsidiaries for the year ended December 31, 2007, as included in the Alcon, Inc. 2007 Financial Report on pages 6 to 47 and the Swiss disclosure requirements on page 49 to 51.

These consolidated financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements comply with Swiss law and the consolidation and valuation principles as set out in the notes to the consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

/s/ Thomas Affolter	/s/ Danilo Faustinoni
Thomas Affolter	Danilo Faustinoni
Swiss Certified Accountant	Swiss Certified Accountant
Auditor in Charge	

Zurich, March 17, 2008

ALCON, INC. AND SUBSIDIARIES
SWISS DISCLOSURE REQUIREMENTS
(IN MILLIONS OF US DOLLARS)

The consolidated financial statements (consolidated balance sheets and related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows) of Alcon, Inc. and subsidiaries (the "Company") for the year ended December 31, 2007 are included in the Alcon, Inc. 2007 Financial Report on pages 6 to 47. Swiss law requires additional reporting disclosures which are included in the notes below.

(1) Significant shareholders
Nestlé S.A. holds 73.86% of the issued common shares of Alcon, Inc. The remaining common shares are publicly traded at the New York Stock Exchange (NYSE) since March 21, 2002.

Other than Nestlé, no shareholder reported beneficial ownership of 5% or more of Alcon's outstanding common shares at December 31, 2007.

(2) Investment in subsidiaries
The following is a list of Alcon, Inc.'s and subsidiaries' major investments as of December 31, 2007. The consolidated ownership of each of these investments as of December 31, 2007 is 100% with the exception of Wavelight AG in which the ownership is 77.4%.

Name	Domicile	Activity	Issued share capital
Alcon RefractiveHorizons, Inc.	Wilmington DE, USA	Holding	$ 0.1
Alcon Holdings Inc.	Wilmington DE, USA	Holding	0.1
Alcon Pharmaceuticals, Inc.	Wilmington DE, USA	Distributor	Shares with no nominal value
Falcon Pharmaceuticals, Ltd.	Fort Worth TX, USA	Distributor	*
Alcon Laboratories (UK) Limited	Hemel Hempstead, Herts, UK	Distributor	4.9
Alcon Pharmaceuticals Ltd.	Hünenberg, Switzerland	Distributor	0.1
Alcon Japan Ltd.	Tokyo, Japan	Distributor	Shares with no nominal value
Alcon Laboratories (Australia) Pty. Ltd.	Frenchs Forest, Australia	Distributor	2.0
Alcon Canada Inc.	Mississauga, Canada	Distributor	Shares with no nominal value
Alcon (Puerto Rico) Inc.	Puerto Rico	Distributor	0.1
Alcon Hong Kong, Limited	Hong Kong	Distributor	0.1
Alcon Pte Ltd.	Singapore	Distributor	0.1
Alcon Italia S.p.A.	Milan, Italy	Distributor	1.7
Alcon Pharma GmbH	Freiburg, Germany	Distributor	0.5

(2) Investment in subsidiaries (continued)

Name	Domicile	Activity		Issued share capital
Alcon Laboratuvarlari Ticaret A.S.	Istanbul, Turkey	Distributor	$	19.3
Alcon Laboratories, Inc.	Wilmington DE, USA	Manufacturer and Distributor		0.1
S.A. Alcon-Couvreur N.V.	Puurs, Belgium	Manufacturer and Distributor		2.5
Alcon Cusí S.A.	El Masnou (Barcelona), Spain	Manufacturer and Distributor		15.1
Laboratoires Alcon S.A.	Rueil-Malmaison, France	Manufacturer and Distributor		13.5
Alcon Laboratorios do Brasil Ltda.	Sao Paulo, Brazil	Manufacturer and Distributor		10.6
Alcon Laboratorios, S.A. de C.V.	Mexico City, Mexico	Manufacturer and Distributor		4.7
Alcon (China) Ophthalmic Product Co., Ltd.	Beijing, China	Manufacturer and Distributor		2.2
Alcon Manufacturing, Ltd.	Fort Worth TX, USA	Manufacturer		*
Alcon Laboratories Ireland Limited	Cork, Ireland	Manufacturer		0.2
Alcon Capital Corporation	Wilmington DE, USA	Finance		0.1
Alcon Capital and Investment Panama, S.A.	Panama	Finance		0.1
N.V. Alcon Coordination Center	Puurs, Belgium	Finance		371.2
Alcon Credit Corporation	Hünenberg, Switzerland	Finance		0.6
Alcon Research, Ltd.	Fort Worth TX, USA	Research & Development		*
Trinity River International Investments (Bermuda) Ltd.	Bermuda	Finance		0.1
Trinity River Insurance Co. Ltd.	Bermuda	Captive Insurance		0.1
WaveLight AG	Erlangen, Germany	Manufacturer and Distributor		9.7

* Partnerships with no share capital

(3) Fixed assets
The fire insurance value for fixed assets amounts to $2,360.4 and $1,923.0 at December 31, 2007 and 2006, respectively.

(4) Expense by nature
The following items are allocated to the appropriate headings of expenses by function in the consolidated statements of earnings for the year ended December 31.

	2007		**2006**
Depreciation of property, plant and equipment	$ 159.7	$	158.5
Salaries and welfare expenses	1,506.4		1,340.7
Direct material cost	481.4		459.3

(5) Directors and Senior Management Compensation
Further information as required by Swiss law relating to remuneration and ownership of shares and options of the members of the board of directors and the senior management team can be found in note 8 of the parent company accounts.

Report of the Statutory Auditors to the General Meeting of

Alcon, Inc., Hünenberg

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, statement of earnings and retained earnings and notes) of Alcon, Inc. for the year ended December 31, 2007.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of retained earnings comply with Swiss law and the Company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

/s/ Thomas Affolter   /s/ Danilo Faustinoni
Thomas Affolter   Danilo Faustinoni
Swiss Certified Accountant   *Swiss Certified Accountant*
Auditor in Charge

Zurich, March 17, 2008

Enclosures:
- Financial statements (balance sheet, statement of earnings and retained earnings and notes)
- Proposed appropriation of retained earnings

Balance Sheet as of December 31,	Note	2007	2006
(in thousands)			
		CHF	CHF
Assets			
Current assets:			
Cash and banks		1,652,489	848,184
Accounts receivable			
due from affiliated companies		191,022	197,482
Treasury shares		1,241,425	1,045,611
Prepayments and other current assets		13,806	4,938
Total current assets		3,098,742	2,096,215
Non-current assets:			
Loans due from affiliated companies	3	1,007,087	1,266,019
Investments	4	2,210,171	2,195,504
Intangible assets		28,169	58,373
Total non-current assets		3,245,427	3,519,896
Total assets		6,344,169	5,616,111

Balance Sheet as of December 31,	Note	2007	2006
(in thousands)			
		CHF	CHF
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable			
due to third parties		272	342
due to affiliated companies		213,053	216,305
Accrued income taxes		163,179	87,616
Other accrued liabilities		38,512	97,535
Total current liabilities		415,016	401,798
Non-current liabilities:			
Other long-term liabilities		96,360	236,926
Provisions		–	202,450
Total non-current liabilities		96,360	439,376
Shareholders' equity:	5		
Share capital		62,347	63,469
Legal reserve		427,763	219,279
Reserve for own shares		1,927,139	1,893,697
Retained earnings		3,415,544	2,598,492
Total shareholders' equity		5,832,793	4,774,937
Total liabilities and shareholders' equity		6,344,169	5,616,111

Statement of Earnings and Retained Earnings
for the year ended December 31,

	2007	2006
(in thousands)		
	CHF	CHF
Income		
Dividend income	1,613,882	1,098,637
Royalty income	1,702,532	1,246,748
Other investment income	199,435	638
Interest income	110,952	119,208
Other income	142,825	31,642
Total income	3,769,626	2,496,873
Expenses		
Royalty expenses	346,023	267,335
Research and development expenses	305,275	251,958
Outside services and fees	2,068	2,774
Amortization of intangibles	30,204	31,656
Personnel related expenses	3,532	1,341
Administration and other operating expenses	47,533	38,911
Interest and other financial expenses	2,125	1,386
Withholding and miscellaneous taxes	62,249	5,987
Foreign exchange losses, net	152,582	150,517
Other expenses	–	67,503
Legal claims and settlements expenses, net	8,888	(190,404)
Total expenses	960,479	628,964
Earnings before income taxes	2,809,147	1,867,909
Income tax expense	(82,113)	(56,966)
Net earnings	2,727,034	1,810,943
Retained earnings at beginning of the year	2,598,492	2,410,596
Dividend distribution	(745,387)	(515,039)
Transfer to reserve for own shares	(1,191,979)	(1,094,194)
Capital reduction	27,384	(13,814)
Retained earnings at end of the year	3,415,544	2,598,492

Notes to the Financial Statements

1.   **General**

The Company is registered in Hünenberg in the Canton of Zug, Switzerland. Its principal activity is holding investments, patents, trademarks and technical and industrial know-how.

Nestlé S.A. holds 73.86% of the issued common shares of Alcon, Inc. The remaining common shares are publicly traded at the New York Stock Exchange (NYSE) since March 21, 2002.

Other than Nestlé S.A., no shareholder reported being a beneficial owner of 5% or more of Alcon, Inc.'s outstanding common shares at December 31, 2007.

2.   **Significant Accounting Policies**

The accounting policies followed for dealing with items which are judged material or critical in determining the results for the year and stating the financial position are as follows:

2.1   *Foreign Currency Translation*

The accounting records are kept in USD, which is the functional currency of the Company. Assets and liabilities which arise in currencies other than USD are translated at the rates of exchange prevailing at year-end; revenues and expenses are converted at monthly booking rates.

For statutory purposes, the financial statements are translated into CHF at the following rates:

Investments and dividend income	- at historical rates
Intangible assets	- at historical rates
Other assets and liabilities	- at year-end rates
Treasury shares and equity	- at historical rates
Income and expenses	- at average rates

Net exchange differences on translation and transactions are recognized in the income statement. Unrealized gains are recorded through the income statement up to the amount of prior years recognized unrealized exchange losses. Unrealized exchange gains in excess are deferred.

Notes to the Financial Statements

---

2.   Significant Accounting Policies (continued)

2.2   Investments

Investments are recorded at cost or are written down on a conservative basis, taking into account the profitability of the company concerned.

2.3   Treasury Shares

Treasury shares are carried at the lower of cost or market.

2.4   Intangible Assets

The intangible assets are amortized on a straight-line basis over a period between four and sixteen years.

2.5   Taxation

Provision has been made for all Federal and Cantonal income and capital taxes estimated to be payable on the basis of earnings reported through December 31, 2007.

3.   Loans due from Affiliated Companies

The Company signed a subordination agreement for a loan due from a subsidiary. This loan was fully repaid in 2007. The outstanding amount in 2006 was CHF 1.6 million.

Notes to the Financial Statements

4.   **Investments in Subsidiaries**

The following is a list of the Company's major investments:

Name	*Domicile*	*Activity*	*Issued share capital*		*Ownership*
S.A. Alcon-Couvreur N.V.	Puurs Belgium	Manufacturer and Distributor	EUR	4,491,831	99.62%
Alcon Cusí S.A.	El Masnou (Barcelona) Spain	Manufacturer and Distributor	EUR	11,599,783	100.00%
Laboratoires Alcon S.A.	Rueil-Malmaison France	Manufacturer and Distributor	EUR	12,579,102	100.00%
Alcon Laboratories (UK) Limited	Hemel Hempstead, Herts, UK	Distributor	GBP	3,100,000	100.00%
Alcon Pharmaceuticals Ltd.	Hünenberg Switzerland	Distributor	CHF	100,000	100.00%
Alcon Japan Ltd.	Tokyo Japan	Distributor	JPY (Shares with no nominal value)		100.00%
Alcon Laboratories (Australia) Pty. Ltd.	Frenchs Forest Australia	Distributor	AUD	2,550,000	100.00%
Alcon Canada Inc.	Mississauga Canada	Distributor	CAD (Shares with no nominal value)		100.00%
Alcon (Puerto Rico) Inc.	Puerto Rico	Distributor	USD	100	100.00%
Alcon Laboratorios do Brasil Ltda.	Sao Paulo Brazil	Manufacturer and Distributor	BRL	7,729,167	100.00%
Alcon Laboratorios, S.A. de C.V.	Mexico City Mexico	Manufacturer and Distributor	MXN	5,915,300	100.00%

Notes to the Financial Statements

4. **Investments in Subsidiaries (continued)**

Name	Domicile	Activity	Issued share capital		Ownership
Alcon Hong Kong, Limited	Hong Kong	Distributor	HKD	77,000	100.00%
Alcon Pte Ltd.	Singapore	Distributor	SGD	164,000	100.00%
Alcon (China) Ophthalmic Product Co., Ltd.	Beijing China	Manufacturer and Distributor	USD	2,164,635	100.00%
Alcon Laboratories Ireland Limited	Cork Ireland	Manufacturer	EUR	192,501	100.00%
N.V. Alcon Coordination Center	Puurs Belgium	Finance	EUR	415,000,000	86.16%
Alcon Italia S.p.A.	Milan Italy	Distributor	EUR	1,300,000	99.00%
Alcon Laboratuvarlari Ticaret A.S.	Istanbul Turkey	Distributor	TRY	25,169,000	100.00%
Alcon Pharma GmbH	Freiburg Germany	Distributor	EUR	511,292	100.00%
Alcon Credit Corporation	Hünenberg Switzerland	Finance	CHF	1,000,000	100.00%
Alcon Holdings Inc.	Wilmington USA	U.S. Sub-Holding	USD	10	100.00%
Trinity River International Investments (Bermuda) Ltd.	Bermuda	Finance	USD	12,000	100.00%
Trinity River Insurance Co. Ltd.	Bermuda	Captive Insurance	USD	120,000	100.00%
WaveLight AG	Erlangen Germany	Manufacturer and Distributor	EUR	6,577,026	77.39%

Notes to the Financial Statements

5.   **Shareholders' Equity**

As of December 31, 2007 the Company's share capital comprises 311,735,728 issued and fully paid registered shares with a nominal value of CHF 0.20 each (2006: 317,343,982 shares).

Equity Reconciliation

in CHF '000	Number of Shares	Share Capital	Legal Reserve	Reserve for Own Shares	Retained Earnings	Total
Balance, December 31, 2005	314,559,103	62,912	51,964	839,456	2,410,596	3,364,928
Dividend payment	-	-	-	-	-515,039	-515,039
Cancellation of shares	-100,000	-20	-286	-	-13,814	-14,120
Exercise of stock options	2,884,879	577	127,648	-	-	128,225
Changes in reserves for own shares, net	-	-	39,953	1,054,241	-1,094,194	-
Net result	-	-	-	-	1,810,943	1,810,943
Balance, December 31, 2006	317,343,982	63,469	219,279	1,893,697	2,598,492	4,774,937
Dividend payment	-	-	-	-	-745,387	-745,387
Cancellation of shares	-7,920,000	-1,584	-25,800	-1,023,738	27,384	-1,023,738
Exercise of stock options	2,311,746	462	99,485	-	-	99,947
Changes in reserves for own shares, net	-	-	134,799	1,057,180	-1,191,979	-
Net result	-	-	-	-	2,727,034	2,727,034
Balance, December 31, 2007	311,735,728	62,347	427,763	1,927,139	3,415,544	5,832,793

A share cancellation of total 7,920,000 shares with a nominal value of CHF 1,584,000 under the share repurchase program was approved at the Annual General Meeting of May 9, 2007. The completion of the cancellation was registered in the Register of Commerce of the Canton of Zug on August 13, 2007.

Conditional Share Capital

The General Meeting held on February 25, 2002 approved Conditional Capital in an amount not to exceed CHF 6 million. The share capital may be increased through the issuance of up to 30,000,000 fully paid registered shares with a nominal value of CHF 0.20 per share in connection with the issuance of new shares for stock options to employees or directors of the Company and Group companies.

During the year 2007, 2,311,746 (2006: 2,884,879) new shares were issued based on exercises of stock options by employees and directors. As of December 31, 2007 the Conditional Share Capital amounts to 17,219,272 (2006: 19,531,018) registered shares at CHF 0.20 each, representing a total of CHF 3,443,854.40 (2006: CHF 3,906,203.60).

5.   **Shareholders' Equity (continued)**

Legal Reserve

The Company appropriates earnings to a legal reserve in accordance with the provisions of Swiss law. For holding companies such a reserve is, to the extent of 20 % of the share capital, not readily available for distribution.

As a result of 2,311,746 (2006: 2,884,879) new shares issued during 2007, the legal reserve increased by CHF 99,484,884 (2006: CHF 127,647,575).

Reserve for Own Shares

During the year a total of 7,683,224 (2006: 8,517,963) shares, including 0 (2006: 35,801) shares for a deferred compensation plan and 7,657,400 (2006: 8,020,000) shares under the share repurchase program, were acquired by Alcon, Inc. and subsidiaries at a cost of CHF 1,224,368,351 (2006: CHF 1,110,494,665). 1,865,096 (2006: 335,565) shares, whereof 13,316 (2006: 41,176) related to a deferred compensation plan, were disposed and the reserve was reduced by CHF 167,187,877 (2006: 42,134,045) representing the historical average cost price of these shares. Additionally, 7,920,000 (2006: 100,000) shares under the share repurchase program were cancelled at their purchase price of CHF 1,023,737,834 (2006: 14,120,060).

The total of 14,234,119 (2006: 16,335,991) own shares, including 161,097 (2006: 174,413) shares for a deferred compensation plan and 7,657,400 (2006: 7,920,000) shares under the share repurchase program, held on December 31, 2007, represents 4.6% (2006: 5.1%) of Alcon, Inc.'s share capital. These shares will be recorded in the Share Register as being without voting rights and will not rank for dividend. Shares for a deferred compensation plan have no voting rights but rank for dividend.

At December 31, 2007 the shareholding of a Group company was 6,255,666 (2006:8,081,622) shares at an acquisition cost of CHF 685,713,813 (2006: CHF 848,085,941).

5. **Shareholders' Equity (continued)**

    Share Repurchase Program

    In December 2007, Alcon, Inc.'s Board of Directors authorized a new share repurchase program that allows for the purchase by Alcon, Inc. of up to USD 1.1 billion outstanding Alcon, Inc. common shares. The new program provides for a pro rata purchase of shares from Nestlé S.A. The Company will purchase three shares from Nestlé S.A. for each share acquired by the Company from the market pursuant to this new repurchase program. The price paid for shares purchased from Nestlé S.A. will equal the U.S. Securities Exchange Act of 1934 Rule 10b-18 volume-weighted average price. Shares may be purchased at times and in amounts determined by management based on its evaluation of market conditions and other business factors. The Company plans to finance the purchases with excess cash and investments on hand and with funds generated from operations. The Company expects to begin purchasing Alcon, Inc. shares under this program in the first half of 2008 and anticipates completing the purchase of all shares authorized to be purchased under this program within a twelve-month period.

    This program is in addition to the Company's existing repurchase program, under which, as of December 31, 2007, the Company had remaining authorization to purchase up to 2.7 million shares. In 2007, the Company repurchased 7,657,400 shares under the share repurchase program. At a later date and subject to shareholders' approval, the Company intends to cancel 7,657,400 shares repurchased in 2007 under this prior repurchase program.

6. **Commitments**

    The Company is committed to make future minimum payments under non-cancelable patent and know-how license agreements that amount to CHF 10 million as of December 31, 2007 (2006: CHF 10 million).

7. **Contingent Liabilities**

    The Company issued guarantees to third parties on behalf of subsidiaries that amount to approximately CHF 100 million (2006: approximately CHF 111 million).

    Alcon, Inc. is part of the Nestlé Swiss VAT Group and therefore jointly and severally liable for any Swiss VAT liabilities of all other Group participants.

8.   Directors and Senior Management Compensations

A) DIRECTORS AND SENIOR MANAGEMENT

Below is information with respect to our current directors as of December 31, 2007. Unless otherwise indicated, the business address of all of our directors is c/o Alcon, Inc., Bösch 69, P.O. Box 62, 6331, Hünenberg, Switzerland.

Name	Title and Function
Cary R. Rayment	Chairman, President, Chief Executive Officer and Director
Dr. Werner J. Bauer	Director
Francisco Castañer	Vice Chairman and Director
Gerhard Mayr	Director
Lodewijk J.R. de Vink	Director
Thomas G. Plaskett	Director, Audit Committee Chairman
Paul Polman	Director
Joseph M. Weller	Director

Mr. Philip H. Geier, Jr. retired from the board of directors at the annual general meeting of shareholders on May 9, 2007.

8.   Directors and Senior Management Compensations (continued)

Senior Management

Our principal subsidiary in the United States is Alcon Laboratories, Inc. Under the supervision of our board of directors, the executive officers of Alcon, Inc. and Alcon Laboratories, Inc. provide global management services with respect to the ongoing business and operations of our operating subsidiaries, including research and development, manufacturing, sales and distribution, marketing, financing and treasury.

Below is information with respect to the current executive officers of Alcon Laboratories, Inc. as of December 31, 2007. Unless otherwise indicated, the business address of all of these officers is c/o Alcon Laboratories, Inc., 6201 South Freeway, Fort Worth, Texas 76134-2099.

Name	Title and Function
Cary R. Rayment	Chairman, President, Chief Executive Officer and Director
Richard J. Croarkin	Senior Vice President, Finance and Chief Financial Officer
Kevin J. Buehler	Senior Vice President, Global Markets and Chief Marketing Officer
Dr. Gerald D. Cagle	Senior Vice President, Research and Development and Chief Scientific Officer
Dr. G. André Bens	Senior Vice President, Global Manufacturing and Technical Operations
Elaine E. Whitbeck	Senior Vice President, Chief Legal Officer/General Counsel and Corporate Secretary

Ms. Jacqualyn A. Fouse resigned as Senior Vice President, Finance and Chief Financial Officer of the Company in July 2007.

8.   Directors and Senior Management Compensations (continued)

B) COMPENSATION

In 2007, all members of our board of directors, except for our Chairman, President and Chief Executive Officer, received an annual cash retainer of $75,000 with an additional $10,000 for the audit committee chairperson. We refer to a director who is neither a member of Nestlé's board of directors nor a full-time employee of Nestlé or Alcon as a non-employee director.

In 2007, the numbers of share-settled stock appreciation rights ("SSARs") and restricted share units awarded to non-employee directors were determined by multiplying $100,000 by 70% for SSARs and 30% for restricted share units. The 70% portion for SSARs was divided by the expected Black-Scholes value of an option to purchase one common share on the date of grant. The 30% portion for restricted share units was determined using the discounted value of one common share on the date of grant. Each of the non-employee directors was awarded 2,000 SSARs and 275 restricted share units in 2007. In the fiscal year ended December 31, 2007, our directors did not receive any other compensation or benefits-in-kind from Alcon, Inc. except as noted above.

We do not have any service contracts with any of our directors. Mr. Timothy R.G. Sear, our former Chairman and Chief Executive Officer, will continue to be provided an office by the Company through May 2010.

During 2007 the executive officers received a combination of SSARs and restricted shares from Alcon, Inc. as indicated in this Compensation section.

The following compensation table sets forth information regarding compensation and benefits-in-kind paid during the fiscal year ended December 31, 2007 to the directors of Alcon, Inc.

8.   Directors and Senior Management Compensations (continued)

Directors

Board Compensation - 2007 Awards

Name and Function	Year	Cash Retainer		SSARs (3)			Restricted Share Units (4)			TOTAL	
		USD	CHF	#	USD	CHF	#	USD	CHF	USD	CHF
Cary R. Rayment, Chairman, President, Chief Executive Officer and Director (2)	2007	-	-	-	-	-	-	-	-	-	-
Dr. Werner J. Bauer, Director (1)	2007	75,000	90,285	-	-	-	-	-	-	75,000	90,285
Francisco Castañer, Vice Chairman and Director (1)	2007	75,000	90,285	-	-	-	-	-	-	75,000	90,285
Gerhard Mayr, Director	2007	75,000	90,285	2,000	81,290	97,857	275	36,550	43,999	192,840	232,141
Lodewijk J.R. de Vink, Director	2007	75,000	90,285	2,000	81,290	97,857	275	36,550	43,999	192,840	232,141
Thomas G. Plaskett, Director, Audit Committee Chairman	2007	85,000	102,323	2,000	81,290	97,857	275	36,550	43,999	202,840	244,179
Paul Polman, Director (1)	2007	75,000	90,285	-	-	-	-	-	-	75,000	90,285
Joseph M. Weller, Director	2007	75,000	90,285	2,000	81,290	97,857	275	36,550	43,999	192,840	232,141
TOTAL	2007	535,000	644,033	8,000	325,160	391,428	1,100	146,200	175,996	1,006,360	1,211,457

USD were converted into CHF in this table at the annual average rate of 1.2038.

(1)   Cash Retainer for Nestlé representatives paid directly to Nestlé S.A., Vevey.

(2)   Excluding compensation received for the function as Chief Executive Officer (please see table on the next page).

(3)   SSAR's were granted in 2007 pursuant to the 2002 Alcon Incentive plan as amended. The value shown is based on the Black-Scholes model of option valuation to determine grant date "fair value". The actual value, if any that may be realized will depend on the excess of the stock price over the exercise price on the date the SSAR is exercised, so there is no assurance the value realized will be at or near the value estimated by this model. The following assumptions were used in the Black-Scholes model: expected volatility, 31%; risk-free interest rate, 4.2% to 4.8%; dividend yield, 1.5%; expected life, 5 years.

(4)   Restricted Share Units were granted in 2007; the value shown is as of the grant date.

In 2007, no compensations were paid directly or indirectly to persons closely related to a member of the board of directors by the Company or one of its subsidiaries.

There were no compensations paid directly or indirectly to former members of the board of directors.

8. **Directors and Senior Management Compensations (continued)**

Senior Management

The following compensation table sets forth information regarding compensation and benefits-in-kind paid during the fiscal year ended December 31, 2007, to the executive officers of Alcon Laboratories, Inc.

Summary Compensation Table

In USD		Annual Compensation			Long Term Compensation			
					Awards			
					Restricted Share Awards	Securities Underlying Options		
		Salary	Bonus	Other Compensation			All Other Compensation	Total
Name and Function	Year	($)	($) (1)	($) (2)	($) (3)	($) (4)	($) (5)	($)
Cary R. Rayment, Chairman, President, Chief Executive Officer and Director	2007	1,083,333	1,250,000	44,020	2,074,076	5,054,956	361,166	9,867,551
Dr. Gerald D. Cagle, Senior Vice President, Research and Development and Chief Scientific Officer	2007	627,341	430,000	40,363	626,166	1,526,043	153,920	3,403,833
Jacqualyn A. Fouse Senior Vice President, Finance and Chief Financial Officer (6)	2007	320,000	415,000	22,657	626,166	1,526,043	206,936	3,116,802
Richard J. Croarkin Senior Vice President, Finance and Chief Financial Officer (7)	2007	208,333	-	107,863	173,216	407,566	24,882	921,860
Kevin J. Buehler Senior Vice President, Global Markets and Chief Marketing Officer	2007	485,833	275,000	30,500	469,624	1,144,532	129,974	2,535,463
Elaine E. Whitbeck Senior Vice President, Chief Legal Officer/ General Counsel and Corporate Secretary	2007	448,333	260,000	36,161	391,288	953,777	129,525	2,219,084
Dr. G. André Bens Senior Vice President, Global Manufacturing and Technical Operations (8)	2007	431,667	265,000	35,188	234,747	572,266	132,004	1,670,872
TOTAL	2007							23,735,465

8. Directors and Senior Management Compensations (continued)

In CHF		Annual Compensation			Long Term Compensation			
					Awards			
Name and Function	Year	Salary (CHF)	Bonus (CHF) (1)	Other Compensation (CHF) (2)	Restricted Share Awards (CHF) (3)	Securities Underlying Options (CHF) (4)	All Other Compensation (CHF) (5)	Total (CHF)
Cary R. Rayment, Chairman, President, Chief Executive Officer and Director	2007	1,304,116	1,504,750	52,991	2,496,773	6,085,156	434,772	11,878,558
Dr. Gerald D. Cagle, Senior Vice President, Research and Development and Chief Scientific Officer	2007	755,193	517,634	48,589	753,779	1,837,051	185,289	4,097,534
Jacqualyn A. Fouse Senior Vice President, Finance and Chief Financial Officer (6)	2007	385,216	499,577	27,274	753,779	1,837,051	249,110	3,752,006
Richard J. Croarkin Senior Vice President, Finance and Chief Financial Officer (7)	2007	250,791	-	129,845	208,517	490,628	29,953	1,109,735
Kevin J. Buehler Senior Vice President, Global Markets and Chief Marketing Officer	2007	584,846	331,045	36,716	565,333	1,377,788	156,463	3,052,190
Elaine E. Whitbeck Senior Vice President, Chief Legal Officer/General Counsel and Corporate Secretary	2007	539,703	312,988	43,531	471,032	1,148,157	155,922	2,671,333
Dr. G. André Bens Senior Vice President, Global Manufacturing and Technical Operations (8)	2007	519,641	319,007	42,359	282,588	688,894	158,906	2,011,396
TOTAL	2007							28,572,752

USD were converted into CHF in this table at the annual average rate of 1.2038.

In 2007, no compensations were paid directly or indirectly to persons closely related to a member of the senior management by the Company or one of its subsidiaries.

(1) Bonus paid in 2007 was for 2006 performance.

(2) Includes payments made for car allowance, financial consulting services and other allowances. Also included is additional payment Mr. Croarkin received related to his relocation.

8.   **Directors and Senior Management Compensations (continued)**

(3)   Restricted shares were granted in 2007 and 2006; the value shown is as of the grant date. Summarized below are the total restricted shares outstanding at December 31, 2007 and the value by vesting date. The value is based on the closing price of the shares on the New York Stock Exchange on December 31, 2007. The holders of restricted shares have voting rights and the right to receive a dividend equivalent thereon. In accordance with the vesting provisions, Dr. Bens was vested in 33% of his 2006 grant upon retirement; all remaining shares were forfeited.

Name	Total Restricted Shares at Dec 31, 2007	Value Vesting in 2009		Value Vesting in 2010	
	(#)	($)	CHF	($)	CHF
Cary R. Rayment	29,658	1,969,947	2,218,160	2,272,333	2,558,647
Dr. Gerald D. Cagle	9,554	680,584	766,338	686,020	772,459
Richard J. Croarkin	1,265	-	-	180,946	203,745
Kevin J. Buehler	5,725	304,389	342,742	514,515	579,344
Elaine E. Whitbeck	5,501	358,172	403,302	428,691	482,706
Dr. G. André Bens	4,052	-	-	-	-

USD were converted into CHF in this table at the year end rate 1.1260.

(4)   Share-settled stock appreciation rights were granted in 2006 and 2007.

8. Directors and Senior Management Compensations (continued)

Summarized below are the total securities underlying options, non-qualified stock options and SSAR's outstanding at December 31, 2007.

Name	Total Securities underlying options at Dec 31, 2007 (#)	Black-Scholes Value ($)	Black-Scholes Value (CHF)
Cary R. Rayment	535,263	14,398,782	16,213,028
Dr. Gerald D. Cagle	248,184	6,071,270	6,836,250
Richard J. Croarkin	9,972	407,566	458,919
Kevin J. Buehler	125,610	3,866,505	4,353,685
Elaine E. Whitbeck	71,493	2,576,753	2,901,424

USD were converted into CHF in this table at the year end rate 1.1260.

(5) Provides the aggregate amount of employer contributions to the Alcon 401(k) and Retirement Plans, including earnings on allocations made to the Excess 401(k) Plan, additional compensation for premiums paid for Executive Universal Life Insurance and the Umbrella Liability Insurance and earnings on salary and/or bonus deferrals made under the non-tax qualified Executive Deferred Compensation Plan.

(6) Ms. Fouse resigned as Senior Vice President of Finance and Chief Financial Officer of Alcon, Inc. and Alcon Laboratories, Inc. in July 2007 and was paid a total of CHF 3,752,006 for the business year 2007.

(7) Mr. Croarkin was named Senior Vice President, Finance and Chief Financial Officer of Alcon, Inc. in August 2007.

(8) Dr. Bens retired as Senior Vice President, Global Manufacturing and Technical Operations of Alcon Laboratories, Inc. effective December 31, 2007.

8.   **Directors and Senior Management Compensations (continued)**

Stock Option/SSAR Grant Table

The following table sets forth the SSARs granted during 2007.

Name and Function	Alcon SSARs granted # (1)	Exercise or Base Price ($)	Expiration Date	Grant Date Present Value ($)	Grant Date Present Value (CHF) (2)
Cary R. Rayment, Chairman, President, Chief Executive Officer and Director	125,211	130.56	Feb 12, 2017	5,054,956	6,085,156
Dr. Gerald D. Cagle, Senior Vice President, Research and Development and Chief Scientific Officer	37,800	130.56	Feb 12, 2017	1,526,043	1,837,051
Jacqualyn A. Fouse Senior Vice President, Finance and Chief Financial Officer	37,800	130.56	Jul 20, 2007	1,526,043	1,837,051
Richard J. Croarkin Senior Vice President, Finance and Chief Financial Officer	9,972	136.93	Sep 06, 2017	407,566	490,628
Kevin J. Buehler Senior Vice President, Global Markets and Chief Marketing Officer	28,350	130.56	Feb 12, 2017	1,144,532	1,377,788
Elaine E. Whitbeck Senior Vice President, Chief Legal Officer/General Counsel and Corporate Secretary	23,625	130.56	Feb 12, 2017	953,777	1,148,157
Dr. G. André Bens Senior Vice President, Global Manufacturing and Technical Operations	14,175	130.56	Feb 12, 2017	572,266	688,894

USD were converted into CHF in this table at the annual average rate of 1.2038.

8.   Directors and Senior Management Compensations (continued)

(1)   SSARs were granted in 2007 pursuant to the 2002 Alcon Incentive Plan as amended. In general, these share-based instruments will vest in full on the third anniversary of the date of grant, or upon a participant's death or permanent disability. Where the termination of employment is due to retirement, vesting will occur according to the normal vesting schedule. Upon the involuntary termination of a participant's employment with Alcon (not as a result of disability or death), all vested instruments will be exercisable for 30 days; all unvested and unexercised instruments will be forfeited. Where the termination of employment is due to death or disability, the instruments may be exercisable for 60 months not to exceed the remaining term. Upon voluntary termination, all unexercised instruments will be forfeited.

(2)   The value shown is based on the Black-Scholes model of option valuation to determine grant date "fair value". The actual value, if any, that may be realized will depend on the excess of the stock price over the exercise price on the date the SSAR is exercised, so there is no assurance the value realized will be at or near the value estimated by this model. The following assumptions were used in the Black-Scholes model: expected volatility, 31%; risk-free interest rate, 4.2% to 4.8%; dividend yield, 1.5%; expected life, 5 years.

8. Directors and Senior Management Compensations (continued)

Aggregated Option/SSAR Exercises in 2007 and Year End Option/SSAR Value Table

Name and Function	Shares Acquired on Exercise	Value Realized ($)	Number of Securities Underlying Unexercised Options/SSARs at Dec 31, 2007		Value of Unexercised In-the Money Options/SSARs at Dec. 31, 2007 ($ and CHF)			
			Exercisable	Unexercisable	Exercisable		Unexercisable	
					USD	CHF	USD	CHF
Cary R. Rayment, Chairman, President, Chief Executive Officer and Director	51,903	6,048,468	162,000	373,263	13,973,790	15,734,488	13,248,761	14,918,105
Dr. Gerald D. Cagle, Senior Vice President, Research and Development and Chief Scientific Officer	148,625	14,943,670	113,000	135,184	9,277,660	10,446,645	5,257,628	5,920,089
Jacqualyn A. Fouse Senior Vice President, Finance and Chief Financial Officer	72,000	5,167,440	-	-	-	-	-	-
Richard J. Croarkin Senior Vice President, Finance and Chief Financial Officer	-	-	-	9,972	-	-	60,929	68,606
Kevin J. Buehler Senior Vice President, Global Markets and Chief Marketing Officer	28,000	2,413,230	52,000	73,610	3,892,240	4,382,662	2,603,285	2,931,299
Elaine E. Whitbeck Senior Vice President, Chief Legal Officer/General Counsel and Corporate Secretary	30,000	2,500,744	-	71,493	-	-	2,596,842	2,924,044
Dr. G. André Bens Senior Vice President, Global Manufacturing and Technical Operations	-	-	82,500	67,077	7,236,685	8,148,507	2,877,625	3,240,206

USD were converted into CHF in this table at the year end rate 1.1260.

8.   Directors and Senior Management Compensations (continued)

Board of Directors Participation Rights

The following table sets forth the aggregate number of participation rights held by the members of the board of directors as at December 31, 2007.

Name and Function	Total number of shares held or beneficially owned	Total number of options held	Total number of SSARs held	Total number of Restricted Share Units held
Cary R. Rayment, Chairman, President, Chief Executive Officer and Director (1)	-	-	-	-
Dr. Werner J. Bauer, Director	2,000	-	-	-
Francisco Castañer, Vice Chairman and Director	2,500	-	-	-
Gerhard Mayr, Director	-	-	2,000	275
Lodewijk J.R. de Vink, Director	5,000	17,500	4,200	600
Thomas G. Plaskett, Director Audit Committee Chairman	604	3,000	4,200	600
Paul Polman, Director	1,900	-	-	-
Joseph M. Weller, Director	-	-	4,200	600
TOTAL	12,004	20,500	14,600	2,075

(1) See "Senior Management Participation Rights" on the next page.

In 2007, no participation rights were held directly or indirectly by persons closely related to a member of the board of directors by the Company or one of its subsidiaries.

All directors mentioned above had direct or beneficial membership of less than 1% of the outstanding shares and voting rights.

8. **Directors and Senior Management Compensations (continued)**

Senior Management Participation Rights

The following table sets forth the aggregate number of participation rights held by the members of the senior management as at December 31, 2007.

Name and Function	Total number of shares held or benefically owned	Total number of options held	Total number of SSARs held	Total number of Restricted Share Units held
Cary R. Rayment, Chairman, President, Chief Executive Officer and Director	61,626	314,400	220,863	-
Dr. Gerald D. Cagle, Senior Vice President, Research and Development and Chief Scientific Officer	73,861	177,341	70,843	-
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	1,265	-	9,972	-
Kevin J. Buehler, Senior Vice President, Global Markets and Chief Marketing Officer	5,725	82,477	43,133	-
Elaine Whitbeck, Senior Vice President, Chief Legal Officer/General Counsel and Corporate Secretary	5,501	30,477	41,016	-
Dr. G. André Bens, Senior Vice President, Global Manufacturing and Technical Operations	40,278	119,750	29,827	-
Total	188,256	724,445	415,654	-

In 2007, no participation rights were held directly or indirectly by persons closely related to a member of the senior management by the Company or one of its subsidiaries.

All officers mentioned above had direct or beneficial membership of less than 1% of the outstanding shares and voting rights.

Loans and Credits

There were no outstanding loans or credits granted to any current or former member of the board of directors, senior management, or any person closely related to a member of the board of directors or senior management as at December 31, 2007.

8. **Directors and Senior Management Compensations (continued)**

2002 Alcon Incentive Plan

Eligibility and Award Limits

Our employees and non-employee directors and employees of our subsidiaries and affiliates are eligible to receive awards under the 2002 Alcon Incentive Plan. Employees of Nestlé and its subsidiaries other than Alcon entities are not eligible to receive awards under this plan.

Under the 2002 Alcon Incentive Plan, limits are placed on the maximum award amounts that may be granted to any employee in any plan year. The maximum number of shares subject to stock options/stock appreciation rights that may be issued to any participant during any calendar year shall not exceed 750,000. The maximum number of shares that may be issued to any participant as restricted shares during any calendar year shall not exceed 200,000.

Administration

The 2002 Alcon Incentive Plan is administered by the compensation committee of our board of directors, which has the authority to recommend and set the terms and conditions of the grant awards. Our board of directors is responsible for approving the recommendations of the compensation committee.

For our employees who are not considered executive officers, the compensation committee may delegate its authority under the Alcon Incentive Plan to our executive officers, subject to certain guidelines.

8.   Directors and Senior Management Compensations (continued)

Shares Reserved for Awards

Under the 2002 Alcon Incentive Plan, a total of 30 million common shares may be issued for awards. Through December 31, 2007, approximately 14.6 million of these common shares had been issued under this plan.

Our board of directors has the authority to make appropriate adjustments to the limits described above as well as to the terms of outstanding awards, in the event of any transaction that affects our common shares such as share splits, share dividends or other similar events.

Awards of stock options that expire unexercised, stock appreciation rights or restricted shares that forfeit under the terms of this plan or stock appreciation rights that are exercised for cash are not included in applying the maximum limit for our common shares available for grant under this plan.

Annual and Long Term Incentive Awards

Annual and long term incentive awards may be granted under the 2002 Alcon Incentive Plan. The awards are considered earned only if corporate, business segment or performance goals over the performance period satisfy the conditions established by the compensation committee and approved by our board of directors. The performance objectives, which may vary from employee to employee, are based on one or more financial measures and additional non-financial measures.

Our board of directors determines whether awards are paid in the form of cash, common shares or any combination of these items.

Under the 2002 Alcon Incentive Plan, selected executive officers may be awarded performance-based incentive awards, subject to a maximum limit.

8.   **Directors and Senior Management Compensations (continued)**

Stock Options

Under the 2002 Alcon Incentive Plan, we may grant to eligible employees stock options that are either incentive stock options or nonqualified stock options. To date, the stock options granted have been nonqualified stock options, which do not and will not qualify as incentive stock options for federal income tax purposes under Section 422 of the U.S. Internal Revenue Code of 1986.

The compensation committee will recommend to our board of directors for approval the number and type of stock options to grant, as well as the exercise price, applicable vesting schedule, option term and any applicable performance criteria. Unless otherwise decided by our board of directors, stock options will vest in full on the third anniversary of the date of grant, or on an option holder's death, permanent disability or retirement (as defined in the 2002 Alcon Incentive Plan). Beginning with awards granted in 2006, vesting of stock option awards will not be accelerated upon the option holder's retirement, but will vest according to the regular vesting schedule. Upon the involuntary termination of an option holder's employment with us, all vested options will be exercisable for 30 days; provided, however, that where the termination of employment is due to (i) retirement or (ii) death or disability, they may be exercisable for their remaining term, or for 60 months not to exceed the remaining term, respectively. Some vesting requirements have been modified in accordance with local laws and the approval of the board. Upon voluntary termination of employment, all options (vested and unvested) forfeit on the date of termination. The grant price for any stock option will be not less than the fair market value of our common shares on the grant date. Unless our board of directors provides for a different period, stock options will have a term of ten years.

8.   **Directors and Senior Management Compensations (continued)**

Stock Appreciation Rights

We may grant stock appreciation rights, which will entitle the holder to receive an amount equal to the difference between the fair market value and the grant price. The compensation committee will recommend to our board of directors for approval the number of stock appreciation rights to grant, as well as the exercise price, applicable vesting schedule, term and any applicable performance criteria. The amount may be settled either in stock or in cash, as designated by the award agreement. Unless determined otherwise by our board of directors, stock appreciation rights will vest in full on the third anniversary of the date of grant or on a holder's death, permanent disability or retirement. Beginning with awards granted in 2006, vesting of stock appreciation rights will not be accelerated upon the holder's retirement, but will vest according to the regular vesting schedule. Upon the involuntary termination of a holder's employment with us, all vested stock appreciation rights will be exercisable for 30 days; provided, however, that where the termination is due to (i) retirement or (ii) death or disability, they may be exercisable for the remaining term, or for 60 months not to exceed the remaining term, respectively. Some vesting requirements have been modified in accordance with local laws and the approval of the board. Upon voluntary termination of employment, all stock appreciation rights (vested and unvested) forfeit on the date of termination. Stock appreciation rights granted in tandem with stock options can be exercised only if the related stock option is exercisable at that time. Unless our board of directors provides for a different period, stock appreciation rights will have a term of ten years.

Restricted Shares

The Company may grant restricted shares, which are common shares granted to a participant subject to restrictions determined by the board of directors. A restricted share will vest and become transferable upon satisfaction of the conditions set forth in the restricted share award agreement. Restricted share awards will be forfeited if a recipient's employment terminates prior to vesting of the award. The compensation committee will recommend to our board of directors for approval the number of restricted share awards to grant, applicable vesting schedule, term and any applicable performance criteria. Unless otherwise specified in the restricted share award agreement, restricted share awards will vest upon a holder's death or permanent disability or retirement at age 60 or greater. Vesting of restricted share awards upon a holder's retirement between ages 55 and 60 will have accelerated vesting of 33% for each full year of service after the date of award with the remaining shares being forfeited. Holders of restricted shares will have voting rights and receive dividend equivalents prior to vesting.

8.   Directors and Senior Management Compensations (continued)

Other Share-Based Awards

The 2002 Alcon Incentive Plan also allows us to provide awards that are denominated in or valued by reference to our common shares. These types of awards include performance shares and restricted share units. Performance based awards entitle the recipient to receive a specified number of common shares or the cash equivalent, as designated by the award agreement and upon the satisfaction of certain performance goals. Restricted share units entitle the recipient to receive a specified number of common shares or the cash equivalent equal to the fair market value on the date of vesting. The grant price for the award will not be less than the fair market value of our common shares on the grant date. These awards will be forfeited if a recipient's employment terminates prior to vesting of the award. The compensation committee will recommend to our board of directors for approval the number and type of award to grant, applicable vesting schedule, term and any applicable performance criteria. Unless otherwise specified in the award agreement, the share-based awards will vest upon a holder's death or permanent disability or retirement at age 60 or greater. Vesting of share-based awards upon a holder's retirement between ages 55 and 60 will have accelerated vesting of 33% for each full year of service after the date of award with the remaining awards being forfeited. Holders of restricted share units are entitled to a dividend equivalent payment prior to vesting.

Change-of-Control Provisions

In the event of a change-of-control (as defined under the 2002 Alcon Incentive Plan), the following events will occur if the agreement covering the award so provides:

·   all stock options and stock appreciation rights will become fully vested and exercisable;
·   all restrictions on outstanding restricted shares and other share-based awards will lapse; and
·   all outstanding incentive awards will vest and be paid out on a prorated basis.

8.   **Directors and Senior Management Compensations (continued)**

Alcon Executive Deferred Compensation Plan

The Company adopted the Alcon Executive Deferred Compensation Plan (the "DCP") effective October 25, 2002. The DCP allows certain U.S. employees the opportunity to defer the receipt of salary, bonus and restricted shares. The DCP further provides that restricted shares deferred by eligible executives can only be invested in Alcon common shares and distributed as Alcon common shares at the end of the deferral period.

Summary of Restricted Shares Deferred held at December 31, 2007.

Name and Function	Restricted Shares Deferred (#)
Cary R. Rayment, Chairman, President, Chief Executive Officer and Director	31,969
Dr. Gerald D. Cagle, Senior Vice President, Research and Development and Chief Scientific Officer	-
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	-
Dr. G. André Bens, Senior Vice President, Global Manufacturing and Technical Operations	18,428
Kevin J. Buehler, Senior Vice President, Global Markets and Chief Marketing Officer	-
Elaine E. Whitbeck, Senior Vice President, Chief Legal Officer/General Counsel and Corporate Secretary	-

9.   **Subsequent Events**

The Board of Directors will propose to the shareholders at the Annual General Meeting that the Company cancels 7,657,400 shares repurchased under the share repurchase program by the end of December 31, 2007. Any shares repurchased under the repurchase program during 2008 shall be cancelled at a later date.

Proposed Appropriation of Retained Earnings

According to the proposal submitted by the Board of Directors, the retained earnings of CHF 3,415,543,664 are to be appropriated as follows:

	CHF
Dividend for 2008, CHF 2.63 per share on 297,157,367 shares	781,523,875
Dividend for 2008, CHF 2.63 per share on 8,847,147 shares relating to the Alcon Incentive Plan and share repurchase program (a)	23,267,997
Balance to be carried forward	2,610,751,792
	3,415,543,664

(a) This represents the Board of Directors' expectation of shares reserved for stock options and share-settled stock appreciation rights that may be exercised in 2008 and for restricted shares and restricted share units that may vest in 2008, less any treasury shares acquired in 2008, all prior to the record date for dividend payments.

Dividends associated with stock options and share-settled stock appreciation rights which are not exercised by the dividend record date, with restricted shares and restricted share units not vested by the dividend record date, and with any shares acquired by Alcon, Inc. and subsidiaries in 2008 and held in Treasury on the dividend record date, will be transferred to retained earnings.

Of the proposed dividend in 2006 the balance of CHF 18,464,801 was transferred to retained earnings.

The gross dividend amounts to CHF 2.63 per share. After deduction of the federal withholding tax of 35%, a net amount of CHF 1.7095 per share will be payable.